Exhibit 99.1

CORPORACION AMERICA AIRPORTS REPORTS SECOND QUARTER 2023 RESULTS

Passenger traffic at 98.6% of 2Q19; surpassed pre-pandemic levels in June

Consolidated Revenues, ex-IFRIC12, 16.9% above pre-pandemic levels

Record High Adjusted EBITDA of $151 million; Adjusted EBITDA margin, ex-IFRIC12, 3.2 p.p above 2Q19

Luxembourg, August 17, 2023— Corporación América Airports S.A. (NYSE: CAAP), (“CAAP” or the “Company”) one of the leading private airport operators in the world, reported today its unaudited, consolidated results for the three and six-month period ended June 30, 2023. Financial results are expressed in millions of U.S. dollars and are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (“IASB”).

Commencing 3Q18, the Company began reporting results of its Argentinean subsidiaries applying Hyperinflation Accounting, in accordance with IFRS rule IAS 29 (“IAS 29”), as detailed in Section “Hyperinflation Accounting in Argentina” on page 25.

Second Quarter 2023 Highlights

▪	Consolidated Revenues of $422.7 million, a 27.1% year-over-year (YoY) increase, or 2.5% above 2Q19. Excluding the impact of IFRS rule IAS 29, revenues increased 28.0% YoY to $428.6 million, reflecting increases of $38.8 million in Aeronautical Revenues, $26.4 million in Commercial Revenues, and $29.1 million in Construction Service Revenue. Revenues ex-IAS 29 were 8.4% above pre-pandemic levels.

▪	Delivered YoY increases across key operating metrics:

▪	30.6% in passenger traffic to 19.7 million, reaching 98.6% of 2Q19 levels.

▪	3.3% in cargo volume to 90.8 thousand tons, to 86.0% of 2Q19 levels.

▪	18.6% in aircraft movements, to 103.9% of 2Q19 levels.

▪	Operating Income of $110.4 million, up from $72.1 million in 2Q22, mainly reflecting the YoY recovery in passenger traffic.

▪	Adjusted EBITDA increased to $150.9 million, from $110.6 million in the year-ago period, with Adjusted EBITDA margin ex-IFRIC12 expanding to 40.9% from 36.2%.

▪	Compared to 2Q19, Adjusted EBITDA increased 27.3%, with Adjusted EBITDA margin ex-IFRIC12 expanding 3.2 percentage points.

▪	Strong cash position with Cash & cash equivalents totaling $448.5 million.

▪	Net debt to LTM Adjusted EBITDA improved to 1.8x, from 2.1x as of March 31, 2023.

CEO Message

Commenting on the results for the quarter Mr. Martín Eurnekian, CEO of Corporación América Airports, noted: “We reported an excellent quarter, posting another record-high Adjusted EBITDA of $151 million, up 27% when compared to 2Q19, and a Net Income 42% above pre-pandemic levels, while passenger volume stood at near pre-pandemic levels. All territories contributed with positive adjusted EBITDA driven by growth in both aeronautical and commercial revenues.

Our consolidated Net Debt to Adjusted EBITDA ratio stood at an all-time low of 1.8 times, providing a strong foundation to continue executing our strategic priorities in a sustainable fashion. We are well on track with the execution of our fully-funded Capex programs in Argentina and Uruguay. In Armenia, we remain in negotiations with the government regarding the Capex plan to expand capacity and address the growing demand we are observing in this market. In Italy, the process for the new master plan for the Florence airport continues to advance. In Brazil, during the fourth quarter of this year, we expect to receive the indemnification payment in connection with the return of Natal Airport.

In connection with the expansion of our geographic footprint, we continue to advance negotiations with Nigerian authorities regarding the concession agreements for the Abuja and Kano airports, as well as seeking other opportunities.

Passenger traffic in July continued its growth driven by a good overall performance in our portfolio. While we remain vigilant with the macro and geopolitical backdrop, we remain positive with the travel trends ahead of us”.

Operating & Financial Highlights

(In millions of U.S. dollars, unless otherwise noted)

	2Q23 as reported		2Q22 as reported		% Var as reported	IAS 29 2Q23	2Q23 ex IAS 29	2Q22 ex IAS 29	% Var ex IAS 29
Passenger Traffic (Million Passengers)	19.7		15.1		30.6%		19.7	15.1	30.6%
Revenue	422.7		332.7		27.1%	-5.9	428.6	334.8	28.0%
Aeronautical Revenues	187.7		150.8		24.4%	-2.4	190.1	151.3	25.6%
Non-Aeronautical Revenues	235.0		181.8		29.3%	-3.4	238.5	183.5	30.0%
Revenue excluding construction service	365.5		304.8		19.9%	-4.1	369.6	304.9	21.2%
Operating Income / (Loss)	110.4		72.1		53.2%	-20.1	130.5	89.4	46.0%
Operating Margin	26.1%		21.7%		446	0.0%	30.5%	26.7%	376
Net (Loss) / Income Attributable to Owners of the Parent	69.8		69.9		-0.1%	23.1	46.6	31.0	50.2%
EPS (US$)	0.43		0.43		-0.2%	0.14	0.29	0.19	50.1%
Adjusted EBITDA	150.9		110.6		36.5%	-0.7	151.6	110.7	37.0%
Adjusted EBITDA Margin	35.7%		33.2%		246	-	35.4%	33.1%	231
Adjusted EBITDA Margin excluding Construction Service	40.9%		36.2%		469	-	40.6%	36.2%	439
Net Debt to LTM Adjusted EBITDA	1.8	x	3.5	x	-	-	-	-	-
Net Debt to LTM Adjusted EBITDA excl. impairment on intangible assets (1)	1.8	x	3.5	x	-	-	-	-	-

Note: Figures in historical dollars (excluding IAS29) are included for comparison purposes.

1)	LTM Adjusted EBITDA excluding impairments of intangible assets.

Operating & Financial Highlights

(In millions of U.S. dollars, unless otherwise noted)

	6M23 as reported		6M22 as reported		% Var as reported	IAS 29 6M23	6M23 ex IAS 29	6M22 ex IAS 29	% Var ex IAS 29
Passenger Traffic (Million Passengers)	38.2		28.6		33.8%		38.2	28.6	33.8%
Revenue	809.4		596.5		35.7%	-5.8	815.2	593.5	37.4%
Aeronautical Revenues	375.6		272.7		37.7%	-2.0	377.5	270.4	39.6%
Non-Aeronautical Revenues	433.8		323.8		34.0%	-3.9	437.7	323.1	35.5%
Revenue excluding construction service	718.0		554.5		29.5%	-2.6	720.6	548.4	31.4%
Operating Income / (Loss)	213.8		125.5		70.4%	-36.3	250.1	156.6	59.8%
Operating Margin	26.4%		21.0%		539	-	30.7%	26.4%	431
Net (Loss) / Income Attributable to Owners of the Parent	102.1		97.7		4.6%	49.1	53.0	24.8	113.9%
EPS (US$)	0.63		0.61		4.5%	0.30	0.33	0.15	113.7%
Adjusted EBITDA	293.4		202.2		45.1%	0.5	292.8	199.4	46.9%
Adjusted EBITDA Margin	36.2%		33.9%		235	-	35.9%	33.6%	232
Adjusted EBITDA Margin excluding Construction Service	40.6%		36.3%		424	-	40.4%	36.3%	402
Net Debt to LTM Adjusted EBITDA	1.8	x	3.5	x	-	-	-	-	-
Net Debt to LTM Adjusted EBITDA excl. impairment on intangible assets (1)	1.8	x	3.5	x	-	-	-	-	-

Note: Figures in historical dollars (excluding IAS29) are included for comparison purposes.

1) LTM Adjusted EBITDA excluding impairments of intangible assets.

2Q23 Operating Performance

Passenger Traffic

Total passenger traffic increased by 30.6% YoY to 19.7 million, reaching 98.6% of pre-pandemic levels, up from 89.9% in the previous quarter. This performance was supported by a continued recovery in travel demand, reflected by higher load factors and the gradual return of flight routes and frequencies across all countries of operation. Notably, passenger traffic in Argentina exceeded pre-pandemic levels for the first time in 2Q23, while Armenia and Ecuador continued to surpass 2019 levels by 82.4% and 10.5%, respectively. Italy, Brazil, and Uruguay stood at 98.1%, 96.2%, and 86.8% of pre-pandemic levels, respectively. International traffic increased by 33.2% YoY, reaching 99.1% of pre-pandemic levels, up from 90.9% in 1Q23, while domestic traffic increased by 26.7%, reaching 2Q19 levels. Traffic in April and May was at 95.4% and 97.9% of traffic levels for the same months in 2019, respectively, while in June, it surpassed pre-pandemic levels for the first time, by 2.6%.

Passenger Traffic in Argentina increased 33.8% YoY and surpassed, for the first time, pre-pandemic levels of 2019 by 1.4%, improving from the 92.5% posted in the prior quarter. International passenger traffic, which continued improving since the full re-opening of borders on November 1, 2021, and the lifting of travel requirements, increased 34.7% YoY in 2Q23 to 81.7% of 2Q19 traffic levels, up from 78.1% in the previous quarter. Domestic passenger traffic, which accounted for more than 70% of total traffic in the quarter, increased 33.9% YoY and exceeded 2Q19 levels by 11.0%.

In Italy, passenger traffic increased 16.1% YoY to 98.1% of pre-pandemic levels, up from 91.3% in 1Q23. International traffic increased 18.8% YoY and stood at 97.8% of 2Q19 levels, up from 94.1% in the first quarter, while Domestic traffic grew 6.5% YoY reaching 99.1% of 2Q19 levels, up from 83.8% in 1Q23. While some pre-pandemic destinations still need to resume at Pisa airport, Florence airport has already surpassed 2019 levels and was 8.3% above 2Q19.

In Brazil, total passenger traffic rose 25.9% YoY, reaching 96.2% of 2Q19 pre-pandemic levels, up from 85.5% in the prior quarter. Domestic passenger traffic, which accounted for almost two-thirds of total passenger traffic, was up 13.8% YoY and surpassed, for the first time, pre-pandemic levels by 1.9%, while transit passengers increased 57.4% YoY to 86.2% of 2Q19 levels, up from 80.0% in the prior quarter. Traffic in the quarter was impacted by financial and aircraft constraints in some of local airlines.

In Uruguay, where activity is mainly international, passenger traffic increased 33.3% YoY, reaching 86.8% of 2Q19 levels, up from 77.3% recorded in 1Q23, when traffic was impacted by weaker-than-expected seasonal tourism in Punta del Este.

In Armenia, passenger traffic improved 72.5% YoY and exceeded pre-pandemic levels for the fifth consecutive quarter, increasing 82.4% against 2Q19. The introduction of new airlines together with a higher number of flight frequencies continue to support traffic performance.

In Ecuador, total passenger traffic grew 17.6% YoY, exceeding pre-pandemic levels by 10.5%. Both domestic and international passenger traffic continued to increase, reaching 116.0% and 104.8% of 2Q19 levels, respectively. International traffic remained supported by routes to Europe, the US, and Panama, while domestic traffic benefited from the entry of Equair, which invigorated the competitive environment between airlines.

Cargo Volume

Cargo volume increased 3.3% YoY in 2Q23, to 86.0% of 2Q19 pre-pandemic levels, with strong contributions from Argentina, Ecuador and Uruguay, which together accounted for more than 70% of total volume in the quarter. Notably, cargo volume in Armenia and Uruguay was above 2Q19 levels, while Argentina and Ecuador were at 85.9% and 81.5% of pre-pandemic levels, respectively.

Aircraft Movements

Total aircraft movements increased by 18.6% YoY in 2Q23 and surpassed pre-pandemic levels of 2Q19 by 3.9%. Over 80% of aircraft movements in the quarter came from Argentina (52%), Brazil (19%), and Italy (10%), with all geographies surpassing pre-pandemic levels of 2Q19 except for Ecuador, which stood at 98.6%.

Tables with detailed passenger traffic, cargo volume and aircraft movement information for each airport can be found on page 37 of this report.

Operational Statistics: Passenger Traffic, Cargo Volume and Aircraft Movements

	2Q23	2Q22	2Q19	% Var. ('23 vs '22)	% Var. ('23 vs '19)
Domestic Passengers (in thousands)	11,155	8,801	11,159	26.7%	0.0%
International Passengers (in thousands)	6,928	5,200	6,993	33.2%	-0.9%
Transit Passengers (in thousands)	1,645	1,101	1,853	49.3%	-11.3%
Total Passengers (in thousands)	19,728	15,102	20,006	30.6%	-1.4%
Cargo Volume (in thousands of tons)	90.8	87.9	105.6	3.3%	-14.0%
Total Aircraft Movements (in thousands)	214.9	181.2	206.9	18.6%	3.9%

Passenger Traffic Breakdown				Cargo Volume			Aircraft Movements
Country	2Q23	2Q22	% Var.	2Q23	2Q22	% Var.	2Q23	2Q22	% Var.

	(thousands)			(tons)
Argentina(1)	10,262	7,670	33.8%	47,065	47,187	-0.3%	112,786	92,618	21.8%
Italy	2,314	1,993	16.1%	3,374	3,689	-8.5%	22,522	20,335	10.8%
Brazil (2)	4,122	3,273	25.9%	15,487	14,224	8.9%	40,944	33,486	22.3%
Uruguay (3)	433	325	33.3%	8,969	10,018	-10.5%	7,376	6,255	17.9%
Ecuador (4)	1,243	1,057	17.6%	8,019	8,411	-4.7%	20,025	20,354	-1.6%
Armenia	1,353	785	72.5%	7,863	4,389	79.1%	11,231	8,169	37.5%
TOTAL	19,728	15,102	30.6%	90,776	87,918	3.3%	214,884	181,217	18.6%

Passenger Traffic Breakdown				Cargo Volume			Aircraft Movements
Country	2Q23	2Q19	% Var.	2Q23	2Q19	% Var.	2Q23	2Q19	% Var.

	(thousands)			(tons)
Argentina(1)	10,262	10,117	1.4%	47,065	54,786	-14.1%	112,786	106,037	6.4%
Italy	2,314	2,359	-1.9%	3,374	3,428	-1.6%	22,522	22,444	0.3%
Brazil (2)	4,122	4,285	-3.8%	15,487	23,855	-35.1%	40,944	37,624	8.8%
Uruguay (3)	433	499	-13.2%	8,969	7,784	15.2%	7,376	6,514	13.2%
Ecuador (4)	1,243	1,125	10.5%	8,019	9,837	-18.5%	20,025	20,304	-1.4%
Armenia	1,353	742	82.4%	7,863	4,736	66.0%	11,231	6,049	85.7%
Peru (5)	-	878	-	-	1,171	-	-	7,889	-
TOTAL	19,728	20,006	-1.4%	90,776	105,597	-14.0%	214,884	206,861	3.9%

1)	See Note 1 in Table “Operating & Financial Highlights”.

2)	Starting November 2019, the Company has reclassified its passenger traffic figures for Brasilia Airport between international and transit retroactively since June 2018 to return to the count methodology utilized until May 2018. Notwithstanding, total traffic figures remain unchanged.

3)	Cargo volumes in Uruguay were rectified from January to June 2020, to reflect all cargo passing through the cargo terminal, instead of air cargo only.

4)	CAAP owns 99.9% of ECOGAL, which operates and maintains the Galapagos Airport, but due to the terms of the concession agreement, ECOGAL’s results are accounted for by the equity method. However, 100% of ECOGAL’s passenger traffic and aircraft movements are included in this table.

5)	CAAP owned 50.0% of AAP and accounts for its results by the equity method. However, 100% of AAP’s passenger traffic and aircraft movements are included in this table.

Review of Consolidated Results

Results for ECOGAL, which operates the Galapagos Airport in Ecuador, are accounted for under the equity method. In December 2021, CAAP signed an agreement to transfer its 50% ownership interest in Aeropuertos Andinos del Perú S.A. to Andino Investment Holding S.A. and, consequently, ceased operating the five airports under concession.

Revenues

Consolidated Revenues increased 27.1% YoY to $422.7 million in 2Q23, or 21.2% YoY to $369.6 million, when excluding Construction Services and the impact of IAS 29, reflecting higher activity across all countries of operations. When compared to 2Q19 and also excluding IAS 29, Revenues excluding Construction Services increased 22.8%, despite traffic at 98.6% of pre-pandemic volumes. Growth was primarily driven by Commercial Revenues, which were 46.1% above 2Q19 levels, coupled with tariff increases.

The following table shows revenue performance by country. More detail on the performance of CAAP´s countries of operations can be found on page 12.

Revenues by Segment (in US$ million)

Country	2Q23 as reported	2Q22 as reported	% Var as reported	IAS 29	2Q23 ex IAS 29	2Q22 ex IAS 29	% Var ex IAS 29
Argentina	240.3	181.4	32.5%	-5.9	246.2	183.5	34.2%
Italy	33.9	33.6	1.0%	-	33.9	33.6	1.0%
Brazil	27.3	20.5	32.7%	-	27.3	20.5	32.7%
Uruguay	36.1	23.3	54.7%	-	36.1	23.3	54.7%
Armenia	59.1	50.7	16.6%	-	59.1	50.7	16.6%
Ecuador (1)	25.9	23.0	12.5%	-	25.9	23.0	12.5%
Unallocated	0.2	0.1	21.5%	-	0.2	0.1	21.5%
Total consolidated revenue (2)	422.7	332.7	27.1%	-5.9	428.6	334.8	28.0%

1 Only includes Guayaquil Airport.

2 Excluding Construction Service revenue, ‘As reported’ revenues increased 24.8% YoY in Argentina, 32.7% in Brazil, 30.5% in Uruguay, 15.1% in Armenia and 12.5% in Ecuador; and decreased 6.8% in Italy.

Revenue Breakdown (in US$ million)

	2Q23 as reported	2Q22 as reported	% Var as reported	IAS 29	2Q23 ex IAS 29	2Q22 ex IAS 29	% Var ex IAS 29
Aeronautical Revenue	187.7	150.8	24.4%	-2.4	190.1	151.3	25.6%
Non-aeronautical Revenue	235.0	181.8	29.3%	-3.4	238.5	183.5	30.0%
Commercial revenue	176.5	152.1	16.0%	-1.7	178.1	151.8	17.4%
Construction service revenue (1)	57.2	27.8	105.6%	-1.7	59.0	29.9	97.6%
Other revenue	1.3	1.8	-27.0%	0.0	1.3	1.8	-27.0%
Total Consolidated Revenue	422.7	332.7	27.1%	-5.9	428.6	334.8	28.0%
Total Revenue excluding Construction Service revenue (2)	365.5	304.8	19.9%	-4.1	369.6	304.9	21.2%

1 Construction Service revenue equals the construction or upgrade costs plus a reasonable margin.

2 Excludes Construction Service revenue.

Revenue Breakdown (in US$ million)

	2Q23 as reported	2Q19 as reported	% Var as reported	IAS 29	2Q23 ex IAS 29	2Q19 ex IAS 29	% Var ex IAS 29
Aeronautical Revenue	187.7	185.4	1.2%	-2.4	190.1	178.7	6.4%
Non-aeronautical Revenue	235.0	227.2	3.5%	-3.4	238.5	216.8	10.0%
Commercial revenue	176.5	126.7	39.2%	-1.7	178.1	121.9	46.1%
Construction service revenue (1)	57.2	99.9	-42.7%	-1.7	59.0	94.4	-37.5%
Other revenue	1.3	0.5	183.7%	-	1.3	0.5	183.7%
Total Consolidated Revenue	422.7	412.6	2.5%	-5.9	428.6	395.5	8.4%
Total Revenue excluding Construction Service revenue (2)	365.5	312.6	16.9%	-4.1	369.6	301.0	22.8%

1 Construction Service revenue equals the construction or upgrade costs plus a reasonable margin.

2 Excludes Construction Service revenue.

Aeronautical Revenues accounted for 44.4% of total revenues and increased 24.4% YoY to $187.7 million. Excluding IAS 29, Aeronautical revenues increased 25.6% YoY to $190.1 million and 6.4% against 2Q19 levels, benefiting from tariff increases, even with passenger traffic at 98.6% of pre-pandemic volumes. During the quarter, aeronautical revenues declined 33.7%, or $9.0 million, in Italy, and 12.8%, or $1.6 million in Brazil, compared to the same quarter of 2019. In Argentina, however, aeronautical revenues excluding IAS 29 increased by 10.8%, while Uruguay, Ecuador and Armenia reported increases of 2.5%, 8.7% and 80.4%, respectively, from pre-pandemic levels of 2Q19.

Non-Aeronautical Revenues accounted for 55.6% of total revenues and increased 29.3% YoY to $235.0 million. When compared to 2Q19 and excluding the impact of IAS 29, non-aeronautical revenues improved 10.0%, or $21.7 million, to $238.5 million, reflecting an increase of 46.1%, or $56.2 million, in Commercial Revenues, principally driven by higher Cargo and Duty-free revenues in Argentina, coupled with higher Fueling services in Armenia. This was partially offset by a decline of 37.5%, or $35.4 million, in Construction Service Revenue, mainly as a result of lower CAPEX in Argentina.

Compared to 2Q19 and excluding both, Construction Service Revenue and the impact of IAS 29, non-aeronautical revenues increased 46.7%, or $57.1 million, to $179.5 million.

Operating Costs and Expenses

In 2Q23, Total Costs and Expenses, excluding Construction Service Costs, increased 12.1% YoY to $265.5 million, mainly driven by higher SG&A and Maintenance expenses, together with increased Concession fees, in line with higher activity. When compared to 2Q19, Total Costs and Expenses, excluding Construction Service Costs and IAS 29, increased by 14.5% to $249.7 million. This was primarily due to higher Cost of fuel in Armenia, tied to increased fuel sales, as well as higher Concession Fees, and Salaries and Social Security Contributions resulting from inflation increases that surpassed currency depreciation in Argentina.

Cost of Services increased 19.2% YoY to $280.0 million, reflecting higher traffic and cargo activity. When compared to 2Q19 and excluding IAS29, Cost of Services declined 3.8%, or $10.4 million, mainly as a result of the following decreases:

▪	38.8%, or $36.4 million, in Construction Service Costs, reflecting lower Capex,

▪	16.7%, or $4.0 million, in Amortization and depreciation, and

▪	82.0%, or $3.4 million, in Taxes.

This was partially offset by increases of 137.7%, or $14.2 million, in Cost of fuel, primarily in Armenia, 22.4%, or $8.8 million, in Concession Fees, and 16.5%, or $8.1 million, in Salaries and Social Security Contributions, mainly in Argentina.

Excluding Construction Service Costs, Cost of Services increased 8.2% YoY to $224.3 million. On a comparable basis against 2Q19 and excluding the impact of IAS29, Cost of Services increased 14.3%, or $26.0 million, to $208.2 million, mainly reflecting the aforementioned increase in Cost of fuel, concession fees and Salaries.

Selling, General and Administrative Expenses (“SG&A”) increased 40.2% YoY, to $40.2 million in 2Q23, mainly reflecting a $10.1 million bad debt recovery recorded in 2Q22, related to outstanding amounts owed by a national carrier, in Argentina. When compared to 2Q19, SG&A increased 8.1%, or 13.2% excluding IAS29, mainly driven by higher Salaries and social security contributions.

Other Expenses totaled $1.0 million in 2Q23 compared to $0.7 million in 2Q22 and $0.1 million in 2Q19.

Costs and Expenses (in US$ million)

	2Q23 as reported	2Q22 as reported	% Var as reported	IAS 29	2Q23 ex IAS 29	2Q22 ex IAS 29	% Var ex IAS 29
Cost of Services	280.0	234.9	19.2%	14.4	265.5	220.4	20.5%
Salaries and social security contributions	56.1	54.1	3.7%	-1.4	57.5	54.4	5.7%
Concession fees	47.3	39.4	20.2%	-0.8	48.1	39.5	21.7%
Construction service cost	55.6	27.5	102.1%	-1.7	57.4	29.5	94.3%
Maintenance expenses	32.8	26.3	24.9%	-0.5	33.3	26.3	26.5%
Amortization and depreciation	39.0	36.9	5.8%	19.3	19.8	19.9	-0.5%
Other	49.0	50.7	-3.3%	-0.4	49.5	50.8	-2.6%
Cost of Services Excluding Construction Service cost	224.3	207.4	8.2%	16.2	208.2	190.9	9.0%
Selling, general and administrative expenses	40.2	28.6	40.2%	-0.3	40.5	28.0	44.8%
Other expenses	1.0	0.7	34.2%	0.0	1.0	0.7	34.8%
Total Costs and Expenses	321.1	264.3	21.5%	14.1	307.0	249.2	23.2%
Total Costs and Expenses Excluding Construction Service cost	265.5	236.7	12.1%	15.8	249.7	219.6	13.7%

Costs and Expenses (in US$ million)

	2Q23 as reported	2Q19 as reported	% Var as reported	IAS 29	2Q23 ex IAS 29	2Q19 ex IAS 29	% Var ex IAS 29
Cost of Services	280.0	303.1	-7.6%	14.4	265.5	275.9	-3.8%
Salaries and social security contributions	56.1	51.0	10.0%	-1.4	57.5	49.3	16.5%
Concession fees	47.3	41.0	15.6%	-0.8	48.1	39.3	22.4%
Construction service cost	55.6	99.3	-44.0%	-1.7	57.4	93.8	-38.8%
Maintenance expenses	32.8	33.0	-0.6%	-0.5	33.3	30.8	8.3%
Amortization and depreciation	39.0	39.8	-2.0%	19.3	19.8	23.7	-16.7%
Other	49.0	38.9	25.9%	-0.4	49.5	39.0	27.0%
Cost of Services Excluding Construction Service cost	224.3	203.7	10.1%	16.2	208.2	182.1	14.3%
Selling, general and administrative expenses	40.2	37.2	8.1%	-0.3	40.5	35.8	13.2%
Other expenses	1.0	0.1	590.3%	0.0	1.0	0.1	736.6%
Total Costs and Expenses	321.1	340.4	-5.7%	14.1	307.0	311.8	-1.5%
Total Costs and Expenses Excluding Construction Service cost	265.5	241.0	10.1%	15.8	249.7	218.0	14.5%

Adjusted EBITDA and Adjusted EBITDA excluding Construction Service

During 2Q23, CAAP reported Adjusted EBITDA of $150.9 million, up from an Adjusted EBITDA of $110.6 million in the year-ago period, which included a recognition of $14.9 million in Argentina, related to outstanding amounts owed by a national carrier. All countries of operations reported positive Adjusted EBITDA in the quarter, with Argentina, Armenia and Brazil accounting for 83% of total Adjusted EBITDA. Adjusted EBITDA margin, ex-IFRIC12, expanded to 40.9% from 36.2% in 2Q22, reflecting margin expansions in Italy, Brazil and Armenia, partially offset by lower margins in Argentina, Uruguay and Ecuador.

Compared to pre-pandemic levels, Adjusted EBITDA was 27.3% higher than the $118.6 million reported in 2Q19, and Adjusted EBITDA margin ex-IFRIC12 expanded 3.2 percentage points versus the 37.7% recorded in 2Q19.

Adjusted EBITDA by Segment (in US$ million)

	2Q23 as reported	2Q22 as reported	% Var as reported	IAS 29	2Q23 ex IAS 29	2Q22 ex IAS 29	% Var ex IAS 29
Argentina	88.9	74.0	20.2%	-0.7	89.6	74.1	20.9%
Italy	10.4	5.6	86.9%	-	10.4	5.6	86.9%
Brazil	11.6	1.9	499.7%	-	11.6	1.9	499.7%
Uruguay	9.5	7.6	25.4%	-	9.5	7.6	25.4%
Armenia	24.5	16.3	49.6%	-	24.5	16.3	49.6%
Ecuador	8.1	7.3	10.0%	-	8.1	7.3	10.0%
Unallocated	-2.0	-2.2	-7.4%	-	-2.0	-2.2	-7.4%
Total segment EBITDA	150.9	110.6	36.5%	-0.7	151.6	110.7	37.0%

	2Q23 as reported	2Q19 as reported	% Var as reported	IAS 29	2Q23 ex IAS 29	2Q19 ex IAS 29	% Var ex IAS 29
Argentina	88.9	72.3	22.9%	-0.7	89.6	67.0	33.8%
Italy	10.4	13.9	-24.9%	-	10.4	13.9	-24.9%
Brazil	11.6	3.0	279.0%	-	11.6	3.0	279.0%
Uruguay	9.5	12.1	-21.5%	-	9.5	12.1	-21.5%
Armenia	24.5	12.1	101.7%	-	24.5	12.1	101.7%
Ecuador	8.1	6.5	24.5%	-	8.1	6.5	24.5%
Unallocated	-2.0	-1.5	36.9%	-	-2.0	-1.5	36.9%
Total segment EBITDA	150.9	118.6	27.3%	-0.7	151.6	113.2	34.0%

Adjusted EBITDA Reconciliation to Income from Continuing Operations (in US$ million)

	2Q23 as reported	2Q22 as reported	% Var as reported	IAS 29	2Q23 ex IAS 29	2Q22 ex IAS 29	% Var ex IAS 29
Income from Continuing Operations	80.8	71.6	12.9%	23.1	57.7	32.8	76.0%
Financial Income	-18.1	-25.8	-29.9%	20.3	-38.3	-47.9	-20.1%
Financial Loss	38.4	44.8	-14.3%	-158.8	197.3	176.5	11.7%
Inflation adjustment	10.8	-5.1	-311.3%	10.8	0.0	-1.4	-99.0%
Income Tax Expense	-1.6	-13.8	-88.1%	84.6	-86.2	-71.0	21.4%
Amortization and Depreciation	40.6	38.8	4.6%	19.4	21.2	21.6	-2.1%
Adjusted EBITDA	150.9	110.6	36.5%	-0.7	151.6	110.7	37.0%
Adjusted EBITDA Margin	35.7%	33.2%	246	-	35.4%	33.1%	231
Adjusted EBITDA Margin excluding Construction Service	40.9%	36.2%	469	-	40.6%	36.2%	439

Financial Income and Loss

CAAP reported a Net financial loss of $31.2 million in 2Q23 compared to a loss of $14.0 million in 2Q22. Had IAS 29 not been applied, and compared to 2Q19, the Net financial loss would have increased 447.6%, or $129.9 million, to $158.9 million, mainly driven by higher Foreign Exchange expenses in Argentina, due to the impact of the devaluation of the Argentine peso on the net liability monetary position.

	2Q23 as reported	2Q22 as reported	% Var as reported	IAS 29	2Q23 ex IAS 29	2Q22 ex IAS 29	% Var ex IAS 29
Financial Income	18.1	25.8	-29.9%	-20.3	38.3	47.9	-20.1%
Interest income	14.8	14.3	3.5%	-0.4	15.1	14.0	8.4%
Foreign exchange income	0.3	7.1	-96.1%	-19.9	20.2	29.3	-31.2%
Other	3.0	4.3	-30.8%	0.0	3.0	4.7	-35.5%
Inflation adjustment	-10.8	5.1	-311.3%	-10.8	0.0	1.4	-99.0%
Inflation adjustment	-10.8	5.1	-311.3%	-10.8	0.0	1.4	-99.0%
Financial Loss	-38.4	-44.8	-14.3%	158.8	-197.3	-176.5	11.7%
Interest Expenses	-27.2	-49.1	-44.6%	-0.2	-27.0	-49.0	-45.0%
Foreign exchange transaction expenses	13.0	40.2	-67.7%	154.8	-146.2	-91.6	59.5%
Changes in liability for concessions	-22.2	-33.0	-32.9%	-	-22.2	-33.0	-32.9%
Other expenses	-2.1	-2.9	-28.8%	-0	-2.0	-2.9	-31.6%
Financial Loss, Net	-31.2	-14.0	123.4%	127.7	-158.9	-127.3	24.9%

See “Use of Non-IFRS Financial Measures” on page 25.

Income Tax Expense

During 2Q23, the Company reported an income tax benefit of $1.6 million versus a benefit of $13.8 million in 2Q22. Excluding the impact of IAS 29, CAAP reported income tax benefits of $86.2 million in 2Q23 and $71.0 million in the year-ago quarter, compared to an income tax expense of $12.1 million in 2Q19.

Net Income and Net Income Attributable to Owners of the Parent

During 2Q23, CAAP reported Net Income of $80.8 million compared to Net Income of $71.6 million in 2Q22, mainly explained by operating income of $110.4 million in 2Q23 versus $72.1 million in 2Q22 and lower net interest expenses, partially offset by lower net FX gains and also lower income tax benefit.

In 2Q23, the Company reported Net Income Attributed to Owners of the Parent of $69.8 million and earnings per common share of $0.43. This is in line with what was reported in 2Q22 and represents a 42.0% increase from the $49.1 million recorded in 2Q19, which is equivalent to earnings per common share of $0.31.

Consolidated Financial Position

As of June 30, 2023, cash and cash equivalents amounted to $448.5 million, increasing 11.8% and 16.4% from $401.1 million and $385.3 million reported as of March 31, 2023, and December 31, 2022, respectively. Total liquidity position as of June 30, 2023, which included cash and cash equivalents as well as other financial assets, increased to $511.8 million, from $455.3 million and $452.0 million as of March 31, 2023, and December 31, 2022, respectively.

Total Debt at the close of 2Q23 decreased 0.6%, or $9.3 million, to $1,456.2 million, from $1,465.4 million as of December 31, 2022. A total of $980.8 million, or 67.4% of total debt is denominated in U.S. dollars, while $237.6 million, or 16.3% is denominated in Brazilian Reals, $237.1 million, or 16.3%, is in Euros, and $0.7 million is in Argentine Pesos.

The Net Debt to LTM Adjusted EBITDA (excluding impairment of intangible assets) ratio improved to 1.8x as of June 2023, down from 2.1x and 2.4x as of March 2023 and December 2022, respectively, reflecting Adjusted EBITDA growth driven by strong traffic recovery. As of June 30, 2023, all of CAAP’s subsidiaries were in compliance with their covenants.

Consolidated Debt Indicators (in US$ million)

	As of Jun 30, 2023		As of Dec 31, 2022
Leverage
Total Debt / LTM Adjusted EBITDA (Times)[1,3]	2.66	x	3.21	x
Total Net Debt / LTM Adjusted EBITDA (Times) [2,3,4]	1.84	x	2.36	x
Total Net Debt / LTM Adjusted EBITDA (Times) [2,3,5]	1.84	x	2.36	x
Total Debt	1,456.2		1,465.4
Short-Term Debt	390.6		178.0
Long-Term Debt	1,065.5		1,287.4
Cash & Cash Equivalents	448.5		385.3
Total Net Debt[3]	1,007.7		1,080.2

1 The Total Debt to EBITDA Ratio is calculated as CAAP’s interest-bearing liabilities divided by its EBITDA.

2 The Total Net Debt to EBITDA Ratio is calculated as CAAP’s interest-bearing liabilities minus Cash & Cash Equivalents, divided by its EBITDA.

3 The Total Net Debt is calculated as Total Debt minus Cash & Cash Equivalents.

4 LTM Adjusted EBITDA as of June 30, 2023 was $548.5 million.

5 LTM Adjusted EBITDA excluding impairment of intangible assets as of June 30, 2023 was $548.6 million.

Total Debt by Segment (in US$ million)

	As of Jun 30, 2023	As of Dec 31, 2022
Argentina	696.6	720.0
Italy (1)	193.9	208.9
Brazil (2)	237.6	224.5
Uruguay (3)	270.8	273.9
Armenia	43.2	21.1
Ecuador	14.1	17.0
Total	1,456.2	1,465.4

1 Of which approximately $129.0 million remain at Toscana Aeroporti level.

2 Of which approximately $220.7 million remain at Inframérica Concessionaria do Aeroporto de Brasilia level.

3 Of which approximately $260.8 million remain at ACI Airport Sudamérica SAU.

Maturity of borrowings:

	1 year or less	1 - 2 years	2 – 5 years	Over 5 years	Total
Debt service (1)	475.3	265.8	503.3	642.7	1,887.1

1 The amounts disclosed in the table are undiscounted cash flows of principal and estimated interest. Variable interest rate cash flows have been estimated using variable interest rates applicable at the end of the reporting period.

Maturity of borrowings - Breakdown by segment (in USD) as of June 30, 2023:

Segment		Currency	1 year or less	1 - 2 years	2 – 5 years	Over 5 years	Total
Argentina	Principal	USD	66.3	72.3	237.1	327.3	703.1
	Interest	USD	45.3	42.3	101.7	44.5	233.8
	Principal	ARS	4.9	0.3	-	-	5.2
	Interest	ARS	2.7	0.1	-	-	2.8
Italy	Principal	EUR	68.4	89.9	34.8	-	193.2
	Interest	EUR	8.1	4.4	1.7	-	14.1
Brazil	Principal	R$	221.4	1.5	4.8	8.4	236.1
	Interest	R$	6.2	1.3	3.0	2.0	12.5
Uruguay	Principal	USD	6.5	10.8	58.8	205.8	282.0
	Interest	USD	18.8	18.5	49.5	54.7	141.4
Armenia	Principal	EUR	17.4	17.4	8.7	-	43.4
	Interest	EUR	2.4	1.3	0.3	-	3.9
Ecuador	Principal	USD	6.0	5.2	2.7	-	13.9
	Interest	USD	1.1	0.5	0.1	-	1.7
Total			475.3	265.8	503.3	642.7	1,887.1

Cash by Segment (in US$ million)

	As of Jun 30, 2023	As of Dec 31, 2022
Argentina	155.5	145.5
Italy (1)	41.4	64.7
Brazil (2)	86.7	66.1
Uruguay	33.2	25.7
Armenia	48.3	28.6
Ecuador	6.7	12.9
Intermediate holding Companies	76.7	41.7
Total	448.5	385.3

1 Of which approximately $39.6 million remain at Toscana Aeroporti level.

2 Of which approximately $81.2 million remain at Inframérica Concessionaria do Aeroporto de Brasilia level.

CAPEX

During 2Q23, CAAP made capital expenditures of $62.7 million, an 84.2% YoY increase from $34.0 million in 2Q22 and 44.5% lower than pre-pandemic levels of 2Q19. Over 70% of total CAPEX was allocated to Argentina and 13% to Uruguay. The latter included investments related to the airports that were incorporated when the Puerta del Sur concession agreement was extended in November 2021.

Review of Segment Results

Argentina

Starting in 3Q18, reported numbers are presented applying Hyperinflation accounting for the Company’s Argentinean subsidiaries, in accordance with IAS 29, as explained above. The following table presents the impact from Hyperinflation accounting under the column ‘IAS 29’, while the columns indicated with “ex IAS 29” present results calculated without the impact from Hyperinflation accounting. The impact of IAS 29 is presented only for AA2000, the Company’s largest subsidiary in Argentina, which accounted for over 95% of passenger traffic, revenues and Adjusted EBITDA of the Argentina segment in 2Q23.

	2Q23 as reported	2Q22 as reported	% Var as reported	IAS 29	2Q23 ex IAS 29	2Q22 ex IAS 29	% Var ex IAS 29
OPERATING STATISTICS
Domestic Passengers (in millions) (1)	7.3	5.5	33.9%		7.3	5.5	33.9%
International Passengers (in millions) (1)	2.6	1.9	34.7%		2.6	1.9	34.7%
Transit Passengers (in millions) (1)	0.3	0.3	25.9%		0.3	0.3	25.9%
Total Passengers (in millions) (1)	10.3	7.7	33.8%		10.3	7.7	33.8%
Cargo Volume (in thousands of tons)	47.1	47.2	-0.3%		47.1	47.2	-0.3%
Total Aircraft Movements (in thousands)	112.8	92.6	21.8%		112.8	92.6	21.8%
FINANCIAL HIGHLIGHTS
Aeronautical Revenue	102.4	80.6	27.1%	-2.4	104.8	81.0	29.4%
Non-aeronautical revenue	137.9	100.8	36.8%	-3.4	141.3	102.5	37.9%
Commercial revenue	93.2	76.2	22.4%	-1.7	94.9	75.8	25.2%
Construction service revenue	44.7	24.6	81.3%	-1.7	46.4	26.6	74.2%
Total Revenue	240.3	181.4	32.5%	-5.9	246.2	183.5	34.2%
Total Revenue Excluding IFRIC12(2)	195.6	156.7	24.8%	-4.1	199.8	156.9	27.4%
Cost of Services	158.9	125.5	26.6%	14.4	144.5	111.0	30.1%
Selling, general and administrative expenses	20.2	8.0	152.5%	-0.3	20.5	7.3	179.9%
Other expenses	0.5	0.2	108.2%	0.0	0.5	0.2	106.7%
Total Costs and Expenses	179.6	133.7	34.3%	14.1	165.5	118.6	39.5%
Total Costs and Expenses Excluding IFRIC12(3)	135.0	109.2	23.6%	15.8	119.2	92.0	29.5%
Adjusted Segment EBITDA	88.9	74.0	20.2%	-0.7	89.6	74.1	20.9%
Adjusted Segment EBITDA Mg	37.0%	40.8%	-378	-	36.4%	40.4%	-398
Adjusted EBITDA Margin excluding IFRIC 12(4)	45.4%	47.2%	-173	-	44.8%	47.2%	-237
Capex	45.5	25.1	81.7%	-1.7	47.3	25.5	85.3%

1)	See Note 1 in Table "Operating & Financial Highlights”.
2)	Excludes Construction Service revenue.
3)	Excludes Construction Service cost.
4)	Excludes the effect of IFRIC 12 with respect to the construction or improvements to assets under the concession, and is calculated by dividing EBITDA by total revenues less Construction Service revenue.

	6M23 as reported	6M22 as reported	% Var as reported	IAS 29	6M23 ex IAS 29	6M22 ex IAS 29	% Var ex IAS 29
OPERATING STATISTICS
Domestic Passengers (in millions) (1)	14.3	10.7	33.5%		14.3	10.7	33.5%
International Passengers (in millions) (1)	5.6	3.6	57.0%		5.6	3.6	57.0%
Transit Passengers (in millions) (1)	0.7	0.5	40.1%		0.7	0.5	40.1%
Total Passengers (in millions) (1)	20.5	14.7	39.3%		20.5	14.7	39.3%
Cargo Volume (in thousands of tons)	90.7	90.3	0.4%		90.7	90.3	0.4%
Total Aircraft Movements (in thousands)	223.1	174.7	27.7%		223.1	174.7	27.7%
FINANCIAL HIGHLIGHTS
Aeronautical Revenue	216.8	147.3	47.1%	-2.0	218.7	145.0	50.8%
Non-aeronautical revenue	251.7	187.0	34.6%	-3.9	255.6	186.3	37.2%
Commercial revenue	177.7	150.7	18.0%	-0.6	178.3	146.8	21.5%
Construction service revenue	74.0	36.3	103.6%	-3.2	77.2	39.5	95.6%
Total Revenue	468.5	334.3	40.1%	-5.8	474.3	331.3	43.2%
Total Revenue Excluding IFRIC12(2)	394.5	298.0	32.4%	-2.6	397.1	291.8	36.1%
Cost of Services	302.1	226.6	33.3%	30.6	271.5	193.7	40.1%
Selling, general and administrative expenses	39.8	21.0	89.3%	-0.2	40.0	19.7	103.3%
Other expenses	1.0	0.6	67.0%	0.0	1.0	0.6	72.5%
Total Costs and Expenses	342.8	248.2	38.1%	30.4	312.5	214.0	46.0%
Total Costs and Expenses Excluding IFRIC12(3)	268.9	212.0	26.9%	33.6	235.4	174.7	34.8%
Adjusted Segment EBITDA	180.5	138.2	30.7%	0.5	180.0	135.4	33.0%
Adjusted Segment EBITDA Mg	38.5%	41.3%	-279	-	37.9%	40.9%	-291
Adjusted EBITDA Margin excluding IFRIC 12(4)	45.7%	46.3%	-61	-	45.3%	46.3%	-104
Capex	74.4	36.3	104.8%	2.1	72.3	38.2	89.3%

Passenger Traffic increased 33.8% YoY and surpassed, for the first time, pre-pandemic levels of 2019 by 1.4%, improving from the 92.5% posted in the prior quarter. International passenger traffic, which continued improving since the full re-opening of borders on November 1, 2021, and the lifting of travel requirements, increased 34.7% YoY in 2Q23 to 81.7% of 2Q19 traffic levels, up from 78.1% in the previous quarter. Domestic passenger traffic, which accounted for more than 70% of total traffic in the quarter, increased 33.9% YoY and exceeded 2Q19 levels by 11.0%.

Revenues increased 32.5% YoY to $240.3 million in 2Q23 on an ‘As reported’ basis or 34.2% to $246.2 million when excluding the impact of rule IAS29, primarily due to a 29.4% increase in Aeronautical revenues as well as a 25.2% increase in Commercial revenues, reflecting higher year-over-year activity. In addition, Construction service revenue increased 74.2% YoY reflecting higher Capex in the quarter. When compared to 2Q19 and excluding both Construction Services and the impact of IAS 29, revenues grew by 27.6%, or $43.2 million to $199.8 million, driven by increases of 53.2% in Commercial revenues and 10.8% in Aeronautical revenues.

•	Aeronautical Revenues ex-IAS29 grew by 10.8% against 2Q19, or $10.3 million, reflecting the recovery in passenger traffic along with higher international passenger fee introduced in March 2021 and higher domestic passenger fees introduced in March 2022 and March 2023.

•	Commercial Revenues ex-IAS29 increased 53.2% against 2Q19, or $33.0 million, mainly driven by an increase of 43.3%, or $14.2 million in Cargo revenues, primarily reflecting 10% tariff increases on import activities applied in January and October 2020, along with a further 5% tariff increase in April 2022. Duty free revenues also supported the performance, growing 183.4%, or $10.6 million, against pre-pandemic levels.

Total Costs and Expenses increased 34.3% YoY to $179.6 million in 2Q23 on an ‘As reported’ basis, mainly reflecting an increase of 26.6% in Cost of Services, in line with higher year-over-year activity, together with a 152.5% increase in SG&A expenses. Excluding Construction Service and the impact of IAS 29, Total Cost and Expenses increased 29.5% YoY, due to the rise in operating costs following traffic recovery from the same period of last year. When compared to 2Q19, however, Total Cost and Expenses excluding the impact of rule IAS 29 and Construction Services increased 16.6%, or $17.0 million, primarily due to higher Cost of Services.

•	Cost of Services ex-IAS29 and excluding Construction Service Costs increased 12.8% compared to 2Q19, or $11.1 million, driven mainly by the following increases:

•	46.6%, or $10.4 million, in Salaries and social security contributions, mainly as a result of inflation rates significantly above currency depreciation, and

•	26.8%, or $6.2 million, in Concession Fees, due to higher revenues.

The above was partially offset by a 52.5% decrease, or $4.2 million, in Amortization and depreciation, and an 18.3% decrease, or $1.0 million, in Services and fees.

•	SG&A ex-IAS29 increased by 37.9% against 2Q19, or $5.6 million, to $20.5 million in 2Q23, mainly due to higher Salaries and social security contributions and an increase in Taxes.

Adjusted Segment EBITDA increased 20.2% YoY to $88.9 million in 2Q23 on an ‘As reported basis’. When excluding the impact of IAS 29, Adjusted Segment EBITDA was $89.6 million with Adjusted EBITDA margin EX-IFRIC12 of 44.8% in the quarter, compared to 47.2% in 2Q22, when Adjusted EBITDA included $14.9 million related to outstanding amounts owed by a national carrier. Compared to pre-pandemic levels of 2Q19, Adjusted EBITDA excluding IAS 29 increased 33.8%, or $22.6 million from $67.0 million, while Adjusted EBITDA margin EX-IFRIC12 expanded 2.1 percentage points from 42.7%.

During 2Q23, CAAP made Capital Expenditures ex-IAS29 of $47.3 million, compared to $25.5 million in 2Q22 and $86.8 million in 2Q19. These expenditures were primarily allocated to the completion of the new departure terminal building at Ezeiza airport, construction works at San Juan and Santa Rosa airports, runway repavement at Resistencia airport, and modernization works at Reconquista airport.

Italy

	2Q23	2Q22	% Var.	6M23	6M22	% Var.
OPERATING STATISTICS
Domestic Passengers (in millions)	0.5	0.4	6.5%	0.8	0.7	10.8%
International Passengers (in millions)	1.8	1.6	18.8%	2.8	2.1	35.5%
Transit Passengers (in millions)	n.m.	n.m.	n.m.	n.m.	n.m.	n.m.
Total Passengers (in millions)	2.3	2.0	16.1%	3.6	2.8	29.1%
Cargo Volume (in thousands of tons)	3.4	3.7	-8.5%	6.7	7.6	-11.4%
Total Aircraft Movements (in thousands)	22.5	20.3	10.8%	35.0	30.4	15.2%
FINANCIAL HIGHLIGHTS
Aeronautical Revenue	17.6	21.5	-18.0%	27.8	31.4	-11.4%
Non-aeronautical revenue	16.3	12.1	35.0%	27.0	19.2	41.1%
Commercial revenue	10.6	8.4	26.4%	17.6	13.5	30.8%
Construction service revenue	4.4	1.8	136.0%	5.4	3.3	62.2%
Other revenue	1.3	1.8	-27.2%	4.0	2.4	70.3%
Total Revenue	33.9	33.6	1.0%	54.8	50.5	8.5%
Total Revenue Excluding IFRIC12(1)	29.6	31.7	-6.8%	49.4	47.2	4.7%
Cost of Services	23.4	26.2	-10.8%	41.9	46.2	-9.3%
Selling, general and administrative expenses	3.0	4.1	-26.9%	6.5	7.3	-12.1%
Other Expenses	0.0	0.0	-100.0%	0.0	0.0	719.3%
Total Costs and Expenses	26.4	30.3	-13.0%	48.4	53.5	-9.6%
Total Costs and Expenses Excluding IFRIC12(2)	23.6	28.7	-18.1%	44.9	50.8	-11.7%
Adjusted Segment EBITDA	10.4	5.6	86.9%	12.2	2.4	415.5%
Adjusted Segment EBITDA Mg	30.8%	16.6%	1414	22.2%	4.7%	1754
Adjusted EBITDA Margin excluding IFRIC 12(3)	30.2%	16.8%	1339	20.8%	3.7%	1708
Capex	4.6	2.0	135.0%	6.0	4.0	49.4%

1 Excludes Construction Service revenue.

2 Excludes Construction Service cost.

3 Excludes the effect of IFRIC 12 with respect to the construction or improvements to assets under the concession, and is calculated by dividing EBITDA by total revenues less Construction Service revenue.

Passenger Traffic in Italy increased 16.1% YoY to 98.1% of pre-pandemic levels, up from 91.3% in 1Q23. International traffic increased 18.8% YoY and stood at 97.8% of 2Q19 levels, up from 94.1% in the first quarter, while Domestic traffic grew 6.5% YoY reaching 99.1% of 2Q19 levels, up from 83.8% in 1Q23. While some pre-pandemic destinations still need to resume at Pisa airport, Florence airport has already surpassed 2019 levels and was 8.3% above 2Q19.

Revenues increased 1.0% YoY to $33.9 million in 2Q23, as lower Aeronautical revenues were offset by Commercial revenue growth and higher Construction Service revenues. Commercial revenues grew 26.4% YoY, mainly driven by passenger-related services such as F&B services, VIP lounges, and Parking facilities, following the strong year-over-year traffic recovery. When compared to 2Q19, revenues excluding Construction service declined 19.8%, or $7.3 million, to $29.6 million, principally due to lower passenger traffic impacted by the Covid-19 pandemic.

•	Aeronautical Revenues dropped 33.7% versus 2Q19, or $9.0 million, as a result of lower passenger traffic, partially offset by increases in passenger fees at Florence airport in November 2019 and February 2020, and at both Florence and Pisa airports in February 2021. In addition, passenger with reduced mobility fees (PRM) at Florence airport increased in March 2020 and at Pisa airport in February 2020, and again at both airports in February 2021.

•	Commercial Revenues, however, increased 7.4% versus 2Q19, or $0.7 million, mainly driven by higher passenger-related revenues such as F&B services and VIP lounges.

Total Costs and Expenses decreased 13.0% YoY, or $3.9 million, in 2Q23 mainly driven by lower Cost of Services expenses. Excluding Construction Services, Total Cost and Expenses declined 18.1% YoY to $23.6 million. Compared to the same quarter of 2019, Total Cost and Expenses decreased 6.7%, or 11.2% when excluding Construction Services.

•	Cost of Services excluding Construction service decreased 11.1%, or $2.6 million, against 2Q19, primarily driven by lower Salaries and Social Security Contribution expenses, partially offset by higher Concession fees, which in 2Q19 included a one-time benefit of $2.2 million as a results of a claim against the Ministry of Transport regarding the Fire Brigade Protection Fund.

•	SG&A declined 12.2%, or $0.4 million, to $3.0 million against 2Q19.

Adjusted Segment EBITDA increased 86.9% YoY to $10.4 million in 2Q23. Compared to 2Q19, Adjusted EBITDA decreased 24.9%, with Adjusted EBITDA margin contracting 4.8 percentage points to 30.8%. Excluding the aforementioned one-time benefit recorded in 2Q19, Adjusted EBITDA would have declined 10.4% and Adjusted EBITDA margin would have expanded 100 basis points.

During 2Q23, CAAP made Capital Expenditures of $4.6 million, compared to $2.0 million in 2Q22 and $4.7 million in 2Q19.

Brazil

	2Q23	2Q22	% Var.	6M23	6M22	% Var.
OPERATING STATISTICS
Domestic Passengers (in millions)	2.7	2.3	13.8%	5.3	4.9	8.2%
International Passengers (in millions) (1)	0.2	0.1	49.1%	0.3	0.2	76.1%
Transit Passengers (in millions) (1)	1.3	0.8	57.4%	2.8	2.1	35.4%
Total Passengers (in millions) (1)	4.1	3.3	25.9%	8.4	7.1	17.7%
Cargo Volume (in thousands of tons)	15.5	14.2	8.9%	31.5	28.2	11.9%
Total Aircraft Movements (in thousands)	40.9	33.5	22.3%	79.7	67.2	18.6%
FINANCIAL HIGHLIGHTS
Aeronautical Revenue	11.2	8.2	36.9%	21.6	16.3	32.7%
Non-aeronautical revenue	16.1	12.4	30.0%	30.3	25.0	21.2%
Commercial revenue	16.1	12.4	30.0%	30.3	25.0	21.2%
Total Revenue	27.3	20.5	32.7%	51.9	41.3	25.7%
Cost of Services	19.3	18.6	3.8%	37.1	34.6	7.4%
Selling, general and administrative expenses	3.0	2.6	12.6%	4.8	6.6	-26.6%
Other expenses	0.0	0.1	-99.2%	0.0	0.4	-95.4%
Total Costs and Expenses	22.3	21.3	4.6%	42.0	41.5	1.1%
Adjusted Segment EBITDA	11.6	1.9	499.7%	19.5	5.3	269.2%
Adjusted Segment EBITDA Mg	42.4%	9.4%	3300	37.6%	12.8%	2480
Capex	0.5	0.5	-2.9%	0.8	0.9	-19.0%

Note: This segment does not include the effects of IFRIC 12 with respect to the construction or improvements to assets under the concession.

1)	Starting November 2019 the Company has reclassified its passenger traffic figures for Brasilia Airport between international, domestic and transit retroactively since June 2018 to return to the count methodology utilized until May 2018. Notwithstanding, total traffic figures remain unchanged.

Passenger Traffic rose 25.9% YoY, reaching 96.2% of 2Q19 pre-pandemic levels, up from 85.5% in the prior quarter. Domestic passenger traffic, which accounted for almost two thirds of total passenger traffic, was up 13.8% YoY and surpassed, for the first time, pre-pandemic levels by 1.9%, while transit passengers increased 57.4% YoY to 86.2% of 2Q19 levels, up from 80.0% in the prior quarter. Traffic in the quarter was impacted by financial and aircraft constraints in some of the local airlines.

Revenues increased 32.7% YoY to $27.3 million in 2Q23 due to higher Commercial and Aeronautical revenues reflecting higher year-over-year activity. When compared to 2Q19, revenues declined 4.1%, or $1.2 million, mainly reflecting lower aeronautical activity resulting from the drop in passenger traffic. This, however, was partially offset by higher Commercial revenues which were 3.0% higher than pre-pandemic levels. Results were also impacted by the 26.2% average depreciation of the Brazilian real against the US dollar since 2Q19.

•	Aeronautical Revenues declined 12.8% vs 2Q19, or $1.6 million, driven by lower passenger traffic, coupled with the depreciation of the Brazilian Real.

•	Commercial Revenues increased 3.0% against 2Q19, or $0.5 million, despite lower passenger traffic and currency depreciation. The increase in commercial revenue was primarily driven by a continued solid performance of VIP lounges and, to a lesser extent, Parking facilities, partially offset by declines in Retail stores, Duty free, Cargo and Fuel revenues, in line with the reduction in aircraft movements.

Total Costs and Expenses increased 4.6% YoY to $22.3 million and declined 21.3% against 2Q19 pre-pandemic levels.

•	Cost of Services declined 20.7% vs. 2Q19, or $5.0 million, benefiting from cost reduction initiatives taken to mitigate the impact of the Covid-19 pandemic, coupled with the 26.2% average depreciation of the Brazilian Real since 1Q19. The drop was mainly driven by declines in:

•	Sales taxes, reflecting the reduction in revenues in the quarter,

•	Salaries and social contributions due to reductions in the workforce, salary reductions, and a furlough scheme in place since 2Q20, together with local currency depreciation,

•	Services and Fees mainly due to the renegotiation of contracts related to security and Aviation Security Protection together with lower utilities expenses, coupled with local currency depreciation, and

•	Maintenance expenses.

•	SG&A increased 12.6% YoY, to $3.0 million on an ‘As reported’ basis and declined 32.7% when compared to 2Q19, mainly due to lower Bad debts and Services and fees.

Adjusted Segment EBITDA increased to $11.6 million compared to $1.9 million in the year ago period and $3.0 million in 2Q19. Adjusted EBITDA margin expanded 33.0 and 31.7 percentage points against 2Q22 and 2Q19, respectively, to 42.4%. In 2Q23, Adjusted EBITDA benefitted from an economic compensation of $3.5 million obtained from the government as an additional adjustment in connection with the economic re-equilibrium aimed at offsetting the COVID-19 impact during 2022.

During 2Q23, CAAP made Capital Expenditures of $0.5 million, compared to $0.5 million in 2Q22 and $0.8 million in 2Q19.

Uruguay

	2Q23	2Q22	% Var.	6M23	6M22	% Var.
OPERATING STATISTICS
Domestic Passengers (in millions)	n.m.	n.m.	n.m.	n.m.	n.m.	n.m.
International Passengers (in millions)	0.4	0.3	32.6%	0.9	0.6	43.2%
Transit Passengers (in millions)	0.0	0.0	145.1%	0.0	0.0	79.1%
Total Passengers (in millions)	0.4	0.3	33.3%	0.9	0.6	43.5%
Cargo Volume (in thousands of tons)	9.0	10.0	-10.5%	16.0	17.0	-6.4%
Total Aircraft Movements (in thousands)	7.4	6.3	17.9%	16.6	13.9	19.5%
FINANCIAL HIGHLIGHTS
Aeronautical Revenue	15.0	10.3	45.8%	33.1	21.3	55.4%
Non-aeronautical revenue	21.1	13.1	61.7%	41.0	26.6	53.8%
Commercial revenue	13.9	11.8	17.2%	30.6	24.8	23.4%
Construction service revenue	7.2	1.2	497.0%	10.3	1.8	470.0%
Total Revenue	36.1	23.3	54.7%	74.1	47.9	54.5%
Total Revenue Excluding IFRIC12(1)	28.9	22.1	30.5%	63.7	46.1	38.2%
Cost of Services	24.6	13.2	86.1%	43.4	24.3	78.5%
Selling, general and administrative expenses	3.3	3.8	-13.0%	8.0	6.9	15.9%
Other expenses	0.1	0.2	-31.4%	0.2	0.3	-18.9%
Total Costs and Expenses	28.0	17.2	62.8%	51.6	31.5	63.9%
Total Costs and Expenses Excluding IFRIC12(2)	20.8	16.0	29.9%	41.3	29.7	39.1%
Adjusted Segment EBITDA	9.5	7.6	25.4%	25.6	19.6	30.8%
Adjusted Segment EBITDA Mg	26.4%	32.6%	-619	34.6%	40.9%	-628
Adjusted EBITDA Margin excluding IFRIC 12 (3)	33.0%	34.4%	-135	40.2%	42.5%	-227
Capex	8.0	4.8	65.3%	15.3	5.7	171.5%

1) Excludes Construction Service revenue.

2) Excludes Construction Service cost.

3) Excludes the effect of IFRIC 12 with respect to the construction or improvements to assets under the concession, and is calculated by dividing EBITDA by total revenues less Construction Service revenue.

In Uruguay, where traffic is mainly international, passenger traffic increased 33.3% YoY, reaching 86.8% of 2Q19 levels, up from 77.3% recorded in 1Q23, when traffic was impacted by weaker-than-expected seasonal tourism in Punta del Este.

Revenues increased 54.7% YoY to $36.1 million in 2Q23 on an ‘As reported’ basis, or 30.5% when excluding Construction service revenue. Compared to 2Q19, and excluding IFRIC12, revenues grew 7.4%, or $2.0 million, to $28.9 million, driven by higher Commercial revenues and, to a lesser extent, higher Aeronautical revenues, as well.

•	Aeronautical Revenues increased 45.8% YoY, or $4.7 million, to $15.0 million, in line with the increase in passenger traffic against 2Q22, and was 2.5% higher than 2Q19 pre-pandemic levels.

•	Commercial Revenues increased 17.2% YoY and 13.3% vs. 2Q19, or $1.6 million, to $13.9 million, mainly driven by higher Cargo and Fuel revenues, partially offset by lower passenger-related revenues such as Duty Free, VIP Lounge and Retail stores, as a result of lower passenger traffic.

Total Costs and Expenses increased 62.8% YoY to $28.0 million. Excluding Construction Service, Total Cost and Expenses rose 29.9% YoY to $20.8 million, due to an increase in operating costs following higher traffic activity when compared to 2Q22. Against the same quarter in 2019, Total Cost and Expenses excluding IFRIC12 increased 20.9%, or $3.6 million, due to higher Cost of services, partially offset by lower SG&A expenses.

•	Cost of services increased 81.4% compared to 2Q19, or $11.0 million. Excluding Construction service cost, Cost of services increased 29.8%, or $4.0 million, mainly due to higher Salaries and social security contributions, Services and fees, and Maintenance expenses.

•	SG&A decreased 13.0% YoY, to $3.3 million, and 12.4% against 2Q19, mainly as a result of higher Services and fees.

Adjusted Segment EBITDA increased 25.4% YoY to $9.5 million in 2Q23, and decreased 21.5%, or $2.6 million, when compared to 2Q19, with Adjusted EBITDA Margin Ex IFRIC12 contracting 12.2 percentage points to 33.0%.

During 2Q23, CAAP made Capital Expenditures of $8.0 million in Uruguay, compared to $4.8 million in 2Q22 and $5.3 million in 2Q19. The increase in capital expenditures reflects the works related to the airports that were incorporated when the Puerta del Sur concession agreement was extended in November 2021.

Armenia

	2Q23	2Q22	% Var.	6M23	6M22	% Var.
OPERATING STATISTICS
Domestic Passengers (in millions)	n.m.	n.m.	n.m.	n.m.	n.m.	n.m.
International Passengers (in millions)	1.4	0.8	72.5%	2.4	1.4	77.0%
Transit Passengers (in millions)	n.m.	n.m.	n.m.	n.m.	n.m.	n.m.
Total Passengers (in millions)	1.4	0.8	72.5%	2.4	1.4	77.0%
Cargo Volume (in thousands of tons)	7.9	4.4	79.1%	15.1	8.1	86.9%
Total Aircraft Movements (in thousands)	11.2	8.2	37.5%	20.6	13.3	55.0%
FINANCIAL HIGHLIGHTS
Aeronautical Revenue	22.2	13.6	63.2%	39.0	23.9	62.9%
Non-aeronautical revenue	36.9	37.1	-0.5%	70.4	53.9	30.7%
Commercial revenue	35.9	36.9	-2.7%	68.8	53.4	28.9%
Construction service revenue	1.0	0.2	400.0%	1.6	0.5	222.3%
Total Revenue	59.1	50.7	16.6%	109.4	77.8	40.6%
Total Revenue Excluding IFRIC12(1)	58.1	50.5	15.1%	107.8	77.3	39.4%
Cost of Services	35.7	35.2	1.4%	69.2	53.0	30.6%
Selling, general and administrative expenses	3.6	3.2	12.5%	6.9	6.2	12.2%
Other expenses	0.3	0.2	50.0%	0.5	0.3	45.0%
Total Costs and Expenses	39.6	38.6	2.7%	76.7	59.5	28.8%
Total Costs and Expenses Excluding IFRIC12(2)	38.7	38.4	0.6%	75.1	59.1	27.2%
Adjusted Segment EBITDA	24.5	16.3	49.6%	41.6	26.4	57.3%
Adjusted Segment EBITDA Mg	41.4%	32.3%	913	38.0%	34.0%	404
Adjusted EBITDA Margin excluding IFRIC 12 (3)	42.1%	32.4%	968	38.5%	34.2%	436
Capex	1.5	1.5	-1.4%	3.2	2.6	0.3

1) Excludes Construction Service revenue.

2) Excludes Construction Service cost.

3) Excludes the effect of IFRIC 12 with respect to the construction or improvements to assets under the concession, and is calculated by dividing EBITDA by total revenues less Construction Service revenue.

In Armenia, passenger traffic improved 72.5% YoY and exceeded, for the fifth consecutive quarter, pre-pandemic levels by 82.4%. The introduction of new airlines and higher number of flight frequencies continue to support traffic performance.

Revenues increased 16.6% YoY to $59.1 million in 2Q23 on an ‘As reported’ basis, or 15.1% when excluding Construction service revenue. Compared to 2Q19, and excluding IFRIC12, revenues increased 103.2%, or $29.5 million, to $58.1 million, mainly driven by an increase in Commercial revenues following solid traffic recovery.

•	Aeronautical Revenues increased 63.2% YoY, or $8.6 million, to $22.2 million, in line with the increase in passenger traffic against 2Q22.

•	Commercial Revenues decreased 2.7% YoY but increased 120.5% vs. 2Q19, or $19.6 million, to $35.9 million, mainly driven by higher Fuel revenues (linked to Cost of Fuel) and increases in all passenger-related revenues such as Duty Free, VIP Lounge and Parking facilities.

Total Costs and Expenses increased 2.7% YoY to $39.6 million, due to an increase in operating costs following higher traffic activity when compared to 2Q22. Against the same quarter in 2019, Total Cost and Expenses excluding IFRIC12 increased 94.5%, or $18.8 million, primarily due to higher Cost of services.

•	Cost of services increased 71.7% compared to 2Q19, or $14.9 million, mainly driven by higher Cost of fuel (linked to Fuel revenues) and, to a lesser extent, higher Salaries and social security contributions.

•	SG&A increased 12.5% YoY, to $3.6 million, and grew 21.4% against 2Q19.

Adjusted Segment EBITDA increased 49.6% YoY to $24.5 million in 2Q23, and increased 101.7%, or $12.3 million, when compared to 2Q19, with Adjusted EBITDA Margin Ex IFRIC12 expanding 10 basis points to 42.1%, despite the growth in the Fuel business, which typically carries a lower margin.

During 2Q23, CAAP made Capital Expenditures of $1.5 million in Armenia, compared to $1.5 million in 2Q22 and $6.8 million in 2Q19.

Ecuador

	2Q23	2Q22	% Var.	6M23	6M22	% Var.
OPERATING STATISTICS
Domestic Passengers (in millions)	0.7	0.5	27.2%	1.3	1.0	35.7%
International Passengers (in millions)	0.5	0.5	8.2%	1.1	0.9	12.4%
Transit Passengers (in millions)	0.0	0.0	-0.6%	0.0	0.0	-2.3%
Total Passengers (in millions)	1.2	1.1	17.6%	2.4	1.9	23.6%
Cargo Volume (in thousands of tons)	8.0	8.4	-4.7%	15.9	17.7	-9.7%
Total Aircraft Movements (in thousands)	20.0	20.4	-1.6%	39.7	38.1	4.1%
FINANCIAL HIGHLIGHTS
Aeronautical Revenue	19.3	16.7	15.3%	37.3	32.4	14.9%
Non-aeronautical revenue	6.6	6.3	5.0%	13.1	11.9	9.8%
Commercial revenue	6.6	6.3	4.9%	13.1	11.9	9.7%
Construction service revenue	0.0	0.0	-	0.0	0.0	-
Total Revenue	25.9	23.0	12.5%	50.4	44.4	13.5%
Total Revenue Excluding IFRIC12	25.9	23.0	12.5%	50.3	44.4	13.5%
Cost of Services	15.1	13.2	14.1%	29.3	26.0	12.8%
Selling, general and administrative expenses	3.5	3.3	5.8%	7.0	6.3	10.5%
Other expenses	0.0	0.0	155.0%	0.0	0.0	53.7%
Total Costs and Expenses	18.7	16.6	12.4%	36.3	32.3	12.3%
Total Costs and Expenses Excluding IFRIC12	18.6	16.6	12.4%	36.3	32.3	12.3%
Adjusted Segment EBITDA	8.1	7.3	10.0%	15.7	13.9	13.2%
Adjusted Segment EBITDA Mg	31.2%	31.9%	-71	31.3%	31.4%	-8
Adjusted EBITDA Margin excluding IFRIC 12	31.2%	31.9%	-70	31.3%	31.4%	-8
Capex	2.6	0.2	14.4	2.8	0.4	5.7

In Ecuador, total passenger traffic grew 17.6% YoY, exceeding pre-pandemic levels by 10.5%. Both domestic and international passenger traffic continued to increase, reaching 116.0% and 104.8% of 2Q19 levels, respectively. While international traffic continued to be supported by routes to Europe, the US, and Panama, domestic traffic benefited from the entry of Equair, which invigorated the competitive environment between airlines.

Revenues increased 12.5% YoY to $25.9 million in 2Q23 on an ‘As reported’ basis. Compared to 2Q19, revenues increased 4.1%, or $1.0 million, mainly driven by an increase in both Aeronautical and Commercial revenues following solid traffic recovery.

•	Aeronautical Revenues increased 15.3% YoY, or $2.6 million, to $19.3 million, in line with the increase in passenger traffic against 2Q22.

•	Commercial Revenues increased 4.9% YoY and 14.2% vs. 2Q19, or $0.8 million, to $6.6 million, driven by higher Fuel revenues and increases in all passenger-related revenues such as Duty Free and VIP Lounges.

Total Costs and Expenses increased 12.4% YoY to $18.7 million, due to an increase in operating costs following higher traffic activity when compared to 2Q22. Against the same quarter in 2019, however, Total Cost and Expenses decreased 1.0%, or $0.2 million, primarily due to lower Cost of services.

•	Cost of services EX-IFRIC increased 7.7% compared to 2Q19, or $1.1 million, mainly driven by higher Amortization and depreciation, Services and fees, Salaries and social security contributions, and Maintenance expenses, partially offset by lower Concession fees.

•	SG&A increased 5.8% YoY, to $3.5 million, and increased 2.4% against 2Q19.

Adjusted Segment EBITDA increased 10.0% YoY to $8.1 million in 2Q23, and increased 24.5%, or $1.6 million, when compared to 2Q19, with Adjusted EBITDA Margin expanding 5.1 percentage points to 31.2%.

During 2Q23, CAAP made Capital Expenditures of $2.6 million in Ecuador, compared to $0.2 million in 2Q22 and $3.1 million in 2Q19.

Key Quarter Highlights and Subsequent Events

AA2000 | Indebtedness

In July, 2023, AA2000 issued $25.0 million aggregate principal amount of Class 10 Dollar-linked Notes due 2025 to repurchase and exchange 90.6% of the total original principal amount of the Series 3 Notes. Class 10 Notes accrue interest at a rate of 0.0% per annum. Additionally, AA2000 issued Class 9 Dollar-linked Notes, for a total amount of $2.7 million, due in 36 months and with a fixed annual interest rate of 0.0%. The main covenants and guarantees remain unchanged.

AA2000 | Concession Agreement

On July 28, 2023, ORSNA issued Resolution N° 56-23, in which it approved the conditions related to the Review of the Financial Projection of Income and Expenses (in Spanish, PFIE) for the concession period of 2019-2022. Among other decisions, it was determined that the revision of the financial and economic equation of the concession agreement, initially planned to conclude by June 30, 2023, will be finalized upon reaching the international passenger traffic level of 2019.

For further information on subsequent events, please refer to Note 21 of the Company’s Financial Statements, filed with the SEC on Form 6-K.

Hyperinflation Accounting in Argentina

Following the categorization of Argentina as a country with a three-year cumulative inflation rate greater than 100%, the country is considered highly inflationary in accordance with IFRS. Consequently, starting July 1, 2018, the Company reports results of its Argentinean subsidiaries applying IFRS rule IAS 29. IAS 29 requires that results of operations in hyperinflationary economies are reported as if these economies were highly inflationary as of January 1, 2018, and thus year-to-date results should be restated adjusting for the change in general purchasing power of the local currency, using official indices, before converting the local amounts at the closing rate of the period (i.e. December 31, 2019 closing rate for 2019 results). For comparison purposes, the impact of adopting IAS 29 in Aeropuertos Argentina 2000 (“AA2000”), the Company’s largest subsidiary in Argentina, which accounted for over 95% of passenger traffic, revenues and Adjusted EBITDA, respectively, of the Argentina segment in 2Q23, is presented separately in each of the applicable sections of this earnings release, in a column denominated “IAS 29”.

Non-Financial Disclosure

With the assistance of an external advisor and under guidance of the Board of Directors, the Company is preparing its ESG policy and gearing up to make the necessary disclosure under the Corporate Sustainability Reporting Directive in a timely manner.

2Q23 EARNINGS CONFERENCE CALL

When:	10:00 a.m.Eastern Time, August 18, 2023

Who:	Mr.Martín Eurnekian, Chief Executive Officer

Mr.Jorge Arruda, Chief Financial Officer

Mr.Patricio Iñaki Esnaola, Head of Investor Relations

Dial-in:	1-888-886-7786 (U.S., Toll Free); 1-416-764-8658 (U.S., Local); 0800-652-2435 (UK); 800-797-692 (Italy) *No passcode is required*

Webcast:	CAAP 2Q23 Earnings Conference Call

Replay:	1-877-674-7070 (U.S., Toll Free); 1-416-764-8692 (U.S., Local); Playback Passcode: 943520 #

Use of Non-IFRS Financial Measures

This announcement includes certain references to Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted EBITDA excluding Construction Service and Adjusted EBITDA Margin excluding Construction service, as well as Net Debt:

Adjusted EBITDA is defined as income for the period before financial income, financial loss, income tax expense, depreciation and amortization.

Adjusted EBITDA Margin is calculated by dividing Adjusted EBITDA by total revenues.

Adjusted EBITDA excluding Construction Service (“Adjusted EBITDA ex-IFRIC”) is defined as income for the period before construction services revenue and cost, financial income, financial loss, income tax expense, depreciation and amortization.

Adjusted EBITDA Margin excluding Construction Service (“Adjusted EBITDA Margin ex-IFRIC12”) excludes the effect of IFRIC 12 with respect to the construction or improvements to assets under the concession and is calculated by dividing Adjusted EBITDA excluding Construction Service revenue and cost, by total revenues less Construction service revenue.

Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted EBITDA excluding Construction Service and Adjusted EBITDA Margin excluding Construction Service are not measures recognized under IFRS and should not be considered as an alternative to, or more meaningful than, consolidated net income for the year as determined in accordance with IFRS or as indicators of our operating performance from continuing operations. Accordingly, readers are cautioned not to place undue reliance on this information and should note that these measures as calculated by the Company, may differ materially from similarly titled measures reported by other companies. We believe that the presentation of Adjusted EBITDA and Adjusted EBITDA excluding Construction Service enhances an investor’s understanding of our performance and are useful for investors to assess our operating performance by excluding certain items that we believe are not representative of our core business. In addition, Adjusted EBITDA and Adjusted EBITDA excluding Construction Service are useful because they allow us to more effectively evaluate our operating performance and compare the results of our operations from period to period without regard to our financing methods, capital structure or income taxes and construction services (when applicable).

Net debt is calculated by deducting “Cash and cash equivalents” from total financial debt.

Figures ex-IAS 29 result from dividing nominal Argentine pesos for the Argentine Segment, by the average foreign exchange rate of the Argentine Peso against the US dollar in the period. Percentage variations ex-IAS 29 figures compare results as presented in the prior year quarter before IAS 29 came into effect, against ex-IAS 29 results for this quarter as described above. For comparison purposes, the impact of adopting IAS 29 in Aeropuertos Argentina 2000, the Company’s largest subsidiary in Argentina, is presented separately in each of the applicable sections of this earnings release, in a column denominated “IAS 29”. The impact from “Hyperinflation Accounting in Argentina” is described in more detail page 25 of this report.

Definitions and Concepts

Commercial Revenues: CAAP derives commercial revenue principally from fees resulting from warehouse usage (which includes cargo storage, stowage and warehouse services and related international cargo services), services and retail stores, duty free shops, car parking facilities, catering, hangar services, food and beverage services, retail stores, including royalties collected from retailers’ revenue, and rent of space, advertising, fuel, airport counters, VIP lounges and fees collected from other miscellaneous sources, such as telecommunications, car rentals and passenger services.

Construction Service revenue and cost: Investments related to improvements and upgrades to be performed in connection with concession agreements are treated under the intangible asset model established by IFRIC 12. As a result, all expenditures associated with investments required by the concession agreements are treated as revenue generating activities given that they ultimately provide future benefits, and subsequent improvements and upgrades made to the concession are recognized as intangible assets based on the principles of IFRIC 12. The revenue and expense are recognized as profit or loss when the expenditures are performed. The cost for such additions and improvements to concession assets is based on actual costs incurred by CAAP in the execution of the additions or improvements, considering the investment requirements in the concession agreements. Through bidding processes, the Company contracts third parties to carry out such construction or improvement services. The amount of revenues for these services is equal to the amount of costs incurred plus a reasonable margin, which is estimated at an average of 3.0% to 5.0%.

About Corporación América Airports

Corporación América Airports acquires, develops and operates airport concessions. The Company is a leading private airport operator in the world, currently operating 53 airports in 6 countries across Latin America and Europe (Argentina, Brazil, Uruguay, Ecuador, Armenia and Italy). In 2022, Corporación América Airports served 65.6 million passengers, 83.7% above the 35.7 million passengers served in 2021 and 22.1% below the 84.2 million served in 2019. The Company is listed on the New York Stock Exchange where it trades under the ticker “CAAP”. For more information, visit http://investors.corporacionamericaairports.com

Forward Looking Statements

Statements relating to our future plans, projections, events or prospects are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not historical facts and can be identified by terms such as “believes,” “continue,” “could,” “potential,” “remain,” “will,” “would” or similar expressions and the negatives of those terms. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to: the Covid-19 impact, delays or unexpected casualties related to construction under our investment plan and master plans, our ability to generate or obtain the requisite capital to fully develop and operate our airports, general economic, political, demographic and business conditions in the geographic markets we serve, decreases in passenger traffic, changes in the fees we may charge under our concession agreements, inflation, depreciation and devaluation of the AR$, EUR, BRL, UYU or the AMD against the U.S. dollar, the early termination, revocation or failure to renew or extend any of our concession agreements, the right of the Argentine Government to buy out the AA2000 Concession Agreement, changes in our investment commitments or our ability to meet our obligations thereunder, existing and future governmental regulations, natural disaster-related losses which may not be fully insurable, terrorism in the international markets we serve, epidemics, pandemics and other public health crises and changes in interest rates or foreign exchange rates. The Company encourages you to review the ‘Cautionary Statement’ and the ‘Risk Factor’ sections of our annual report on Form 20-F for the year ended December 31, 2019 and any of CAAP’s other applicable filings with the Securities and Exchange Commission for additional information concerning factors that could cause those differences.

Investor Relations Contact

Patricio Iñaki Esnaola

Email: patricio.esnaola@caairports.com
Phone: +5411 4899-6716

-- Operational & Financial Tables Follow –

Operating Statistics by Segment: Traffic, Cargo and Aircraft Movement

	2Q23	2Q22	% Var.	6M23	6M22	% Var.
Argentina
Domestic Passengers (in millions)	7.3	5.5	33.9%	14.3	10.7	33.5%
International Passengers (in millions)	2.6	1.9	34.7%	5.6	3.6	57.0%
Transit passengers (in millions)	0.3	0.3	25.9%	0.7	0.5	40.1%
Total passengers (in millions)	10.3	7.7	33.8%	20.5	14.7	39.3%
Cargo volume (in thousands of tons)	47.1	47.2	-0.3%	90.7	90.3	0.4%
Aircraft movements (in thousands)	112.8	92.6	21.8%	223.1	174.7	27.7%
Italy
Domestic Passengers (in millions)	0.5	0.4	6.5%	0.8	0.7	10.8%
International Passengers (in millions)	1.8	1.6	18.8%	2.8	2.1	35.5%
Transit passengers (in millions)	n.m.	n.m.	n.m.	n.m.	n.m.	n.m.
Total passengers (in millions)	2.3	2.0	16.1%	3.6	2.8	29.1%
Cargo volume (in thousands of tons)	3.4	3.7	-8.5%	6.7	7.6	-11.4%
Aircraft movements (in thousands)	22.5	20.3	10.8%	35.0	30.4	15.2%
Brazil
Domestic Passengers (in millions)	2.7	2.3	13.8%	5.3	4.9	8.2%
International Passengers (in millions)	0.2	0.1	49.1%	0.3	0.2	76.1%
Transit passengers (in millions)	1.3	0.8	57.4%	2.8	2.1	35.4%
Total passengers (in millions)	4.1	3.3	25.9%	8.4	7.1	17.7%
Cargo volume (in thousands of tons)	15.5	14.2	8.9%	31.5	28.2	11.9%
Aircraft movements (in thousands)	40.9	33.5	22.3%	79.7	67.2	18.6%
Uruguay(1)
Domestic Passengers (in millions)	n.m.	n.m.	n.m.	n.m.	n.m.	n.m.
International Passengers (in millions)	0.4	0.3	32.6%	0.9	0.6	43.2%
Transit passengers (in millions)	n.m.	n.m.	n.m.	n.m.	n.m.	n.m.
Total passengers (in millions)	0.4	0.3	33.3%	0.9	0.6	43.5%
Cargo volume (in thousands of tons)	9.0	10.0	-10.5%	16.0	17.0	-6.4%
Aircraft movements (in thousands)	7.4	6.3	17.9%	16.6	13.9	19.5%
Ecuador(2)
Domestic Passengers (in millions)	0.7	0.5	27.2%	1.3	1.0	35.7%
International Passengers (in millions)	0.5	0.5	8.2%	1.1	0.9	12.4%
Transit passengers (in millions)	0.0	0.0	-0.6%	0.0	0.0	-2.3%
Total passengers (in millions)	1.2	1.1	17.6%	2.4	1.9	23.6%
Cargo volume (in thousands of tons)	8.0	8.4	-4.7%	15.9	17.7	-9.7%
Aircraft movements (in thousands)	20.0	20.4	-1.6%	39.7	38.1	4.1%
Armenia
Domestic Passengers (in millions)	n.m.	n.m.	n.m.	n.m.	n.m.	n.m.
International Passengers (in millions)	1.4	0.8	72.5%	2.4	1.4	77.0%
Transit passengers (in millions)	n.m.	n.m.	n.m.	n.m.	n.m.	n.m.
Total passengers (in millions)	1.4	0.8	72.5%	2.4	1.4	77.0%
Cargo volume (in thousands of tons)	7.9	4.4	79.1%	15.1	8.1	86.9%
Aircraft movements (in thousands)	11.2	8.2	37.5%	20.6	13.3	55.0%

1)	Cargo volumes in Uruguay were rectified from January to June 2020, to reflect all cargo passing through the cargo terminal, instead of air cargo only.
2)	ECOGAL’s operational data included in this table, although its results of operations are not consolidated.

Foreign Exchange Rate

Country	2Q23	2Q22	2Q23	2Q22	1Q23	1Q22	1Q23	1Q22
	Avg	Avg	EoP	EoP	Avg	Avg	EoP	EoP
Argentine Peso	232.3	115.6	256.7	125.2	192.2	106.5	209.0	111.0
Euro	1.1	1.1	1.1	1.0	1.1	1.1	1.1	1.1
Brazilian Real	4.9	4.9	4.8	5.2	5.2	5.2	5.1	4.7
Uruguayan Peso	38.5	40.5	38.2	39.9	39.2	43.3	38.6	41.1

Amounts provided by units of local currency per US dollar

Aeronautical Breakdown (in US$ million)

	2Q23 as reported	2Q22 as reported	% Var as reported	IAS 29	2Q23 ex IAS 29	2Q22 ex IAS 29	% Var ex IAS 29
Aeronautical Revenue	187.7	150.8	24.4%	-2.4	190.1	151.3	25.6%
Passenger use fees	159.8	119.9	33.3%	-2.2	162.0	120.2	34.8%
Aircraft fees	29.3	24.8	18.2%	-0.3	29.5	24.9	18.3%
Other	-1.4	6.2	-122.9%	-	-1.4	6.2	-122.9%

Commercial Revenue Breakdown (in US$ million)

	2Q23 as reported	2Q22 as reported	% Var as reported	IAS 29	2Q23 ex IAS 29	2Q22 ex IAS 29	% Var ex IAS 29
Commercial revenue	176.5	152.1	16.0%	-1.7	178.1	151.8	17.4%
Warehouse use fees	53.5	47.0	13.8%	-1.4	55.0	47.2	16.5%
Duty free shops	23.9	16.0	48.7%	-0.5	24.4	16.1	51.2%
Rental of space (including hangars)	9.4	9.0	4.4%	-0.1	9.5	9.2	3.7%
Parking facilities	10.5	8.6	22.4%	-0.2	10.7	8.6	23.8%
Fuel	29.0	34.1	-14.9%	0.0	29.1	34.1	-14.8%
Food and beverage services	7.5	5.7	30.7%	0.0	7.5	5.6	33.3%
Advertising	5.5	4.2	29.9%	0.4	5.1	3.8	32.0%
Services and retail stores	4.1	3.3	24.2%	0.0	4.2	3.3	25.6%
Catering	2.5	1.7	48.0%	-0.1	2.6	1.7	50.8%
VIP lounges	10.8	7.7	41.2%	0.4	10.4	7.4	41.0%
Walkway services	1.9	1.7	8.5%	0.0	1.9	1.7	9.8%
Other	17.8	13.0	37.1%	-0.2	18.0	13.0	38.5%

Revenues by Segment (in US$ million)

Country	6M23 as reported	6M22 as reported	% Var as reported	IAS 29	6M23 ex IAS 29	6M22 ex IAS 29	% Var ex IAS 29
Argentina	468.5	334.3	40.1%	-5.8	474.3	331.3	43.2%
Italy	54.8	50.5	8.5%	-	54.8	50.5	8.5%
Brazil	51.9	41.3	25.7%	-	51.9	41.3	25.7%
Uruguay	74.1	47.9	54.5%	-	74.1	47.9	54.5%
Armenia	109.4	77.8	40.6%	-	109.4	77.8	40.6%
Ecuador (1)	50.4	44.4	13.5%	-	50.4	44.4	13.5%
Unallocated	0.3	0.3	30.2%	-	0.3	0.3	30.2%
Total consolidated revenue	809.4	596.5	35.7%	-5.8	815.2	593.5	37.4%

1 Only includes Guayaquil Airport.

Revenue Breakdown (in US$ million)

	6M23 as reported	6M22 as reported	% Var as reported	IAS 29	6M23 ex IAS 29	6M22 ex IAS 29	% Var ex IAS 29
Aeronautical Revenue	375.6	272.7	37.7%	-2.0	377.5	270.4	39.6%
Non-aeronautical Revenue	433.8	323.8	34.0%	-3.9	437.7	323.1	35.5%
Commercial revenue	338.5	279.5	21.1%	-0.6	339.1	275.7	23.0%
Construction service revenue (1)	91.4	42.0	117.6%	-3.2	94.6	45.1	109.6%
Other revenue	4.0	2.4	70.4%	-	4.0	2.4	70.4%
Total Consolidated Revenue	809.4	596.5	35.7%	-5.8	815.2	593.5	37.4%
Total Revenue excluding Construction Service revenue (2)	718.0	554.5	29.5%	-2.6	720.6	548.4	31.4%

1 Construction Service revenue equals the construction or upgrade costs plus a reasonable margin.

2 Excludes Construction Service revenue.

Aeronautical Breakdown (in US$ million)

	6M23 as reported	6M22 as reported	% Var as reported	IAS 29	6M23 ex IAS 29	6M22 ex IAS 29	% Var ex IAS 29
Aeronautical Revenue	375.6	272.7	37.7%	-2.0	377.5	270.4	39.6%
Passenger use fees	319.0	216.2	47.5%	-1.7	320.8	214.1	49.8%
Aircraft fees	56.9	45.7	24.6%	-0.2	57.1	45.5	25.5%
Other	-0.4	10.8	-103.7%	-	-0.4	10.8	-103.7%

Commercial Revenue Breakdown (in US$ million)

	6M23 as reported	6M22 as reported	% Var as reported	IAS 29	6M23 ex IAS 29	6M22 ex IAS 29	% Var ex IAS 29
Commercial revenue	338.5	279.5	21.1%	-0.6	339.1	275.7	23.0%
Warehouse use fees	102.2	91.5	11.7%	-1.4	103.6	89.9	15.2%
Duty free shops	44.1	27.4	60.8%	-0.5	44.6	27.2	63.8%
Rental of space (including hangars)	18.4	25.6	-28.2%	-0.1	18.4	25.7	-28.2%
Parking facilities	19.9	14.4	37.6%	-0.2	20.0	14.3	39.9%
Fuel	58.5	49.3	18.5%	0.0	58.5	49.3	18.7%
Food and beverage services	13.8	9.9	39.8%	0.1	13.8	9.7	42.7%
Advertising	10.7	7.8	37.3%	0.8	9.9	7.1	38.9%
Services and retail stores	7.7	7.3	5.4%	0.0	7.7	7.3	6.6%
Catering	4.8	3.4	39.5%	0.0	4.8	3.4	42.2%
VIP lounges	19.7	13.6	44.7%	0.8	18.9	13.0	45.2%
Walkway services	3.7	3.3	12.7%	0.0	3.7	3.2	14.9%
Other	35.0	25.9	35.4%	-0.1	35.1	25.6	37.4%

Total Expenses Breakdown (in US$ million)

	2Q23 as reported	2Q22 as reported	% Var as reported	IAS 29	2Q23 ex IAS 29	2Q22 ex IAS 29	% Var ex IAS 29
Cost of services	280.0	234.9	19.2%	14.4	265.5	220.4	20.5%
SG&A	40.2	28.6	40.2%	-0.3	40.5	28.0	44.8%
Financial loss	38.4	44.8	-14.3%	-158.8	197.3	176.5	11.7%
Inflation adjustment	10.8	-5.1	-311.3%	10.8	0.0	-1.4	-99.0%
Other expenses	1.0	0.7	34.2%	0.0	1.0	0.7	34.8%
Income tax expense	-1.6	-13.8	-88.1%	84.6	-86.2	-71.0	21.4%
Total expenses	368.8	290.2	27.1%	-49.2	418.1	353.4	18.3%

Cost of Services (in US$ million)

	2Q23 as reported	2Q22 as reported	% Var as reported	IAS 29	2Q23 ex IAS 29	2Q22 ex IAS 29	% Var ex IAS 29
Cost of Services	280.0	234.9	19.2%	14.4	265.5	220.4	20.5%
Salaries and social security contributions	56.1	54.1	3.7%	-1.4	57.5	54.4	5.7%
Concession fees	47.3	39.4	20.2%	-0.8	48.1	39.5	21.7%
Construction service cost	55.6	27.5	102.1%	-1.7	57.4	29.5	94.3%
Maintenance expenses	32.8	26.3	24.9%	-0.5	33.3	26.3	26.5%
Amortization and depreciation	39.0	36.9	5.8%	19.3	19.8	19.9	-0.5%
Services and fees	16.3	14.4	13.8%	-0.3	16.6	14.4	15.6%
Cost of fuel	24.5	27.1	-9.6%	-	24.5	27.1	-9.6%
Taxes	0.7	1.0	-30.5%	-0.1	0.8	1.0	-24.9%
Office expenses	2.9	2.4	17.9%	-0.1	2.9	2.4	20.6%
Provision for maintenance cost	0.7	1.0	-27.2%	-	0.7	1.0	-27.2%
Others	4.0	5.0	-19.3%	0.0	4.0	5.0	-19.2%

Selling, General and Administrative Expenses (in US$ million)

	2Q23 as reported	2Q22 as reported	% Var as reported	IAS 29	2Q23 ex IAS 29	2Q22 ex IAS 29	% Var ex IAS 29
SG&A	40.2	28.6	40.2%	-0.3	40.5	28.0	44.8%
Taxes	12.7	12.7	0.5%	-0.2	13.0	12.7	2.1%
Salaries and social security contributions	10.1	9.0	12.0%	-0.2	10.2	9.0	13.4%
Services and fees	9.3	9.9	-5.9%	0.0	9.4	9.9	-5.8%
Office expenses	1.5	0.7	108.4%	-0.1	1.6	0.7	117.1%
Amortization and depreciation	1.5	1.9	-18.9%	0.1	1.4	1.8	-19.4%
Maintenance expenses	0.6	0.5	19.1%	0.0	0.6	0.5	21.1%
Advertising	0.4	0.4	5.2%	0.0	0.4	0.4	4.8%
Insurances	0.7	0.6	22.9%	0.0	0.7	0.6	22.8%
Bad debts recovery	-0.6	-12.4	-94.8%	0.0	-0.7	-12.8	-94.7%
Bad debts	1.7	3.5	-52.0%	0.0	1.7	3.3	-49.8%
Others	2.2	1.8	19.2%	0.0	2.2	1.8	19.2%

Expenses by Segment (in US$ million)

Country	2Q23 as reported	2Q22 as reported	% Var as reported	IAS 29	2Q23 ex IAS 29	2Q22 ex IAS 29	% Var ex IAS 29
Argentina	179.6	133.7	34.3%	14.1	165.5	118.6	39.5%
Italy	26.4	30.3	-13.0%	-	26.4	30.3	-13.0%
Brazil	22.3	21.3	4.6%	-	22.3	21.3	4.6%
Uruguay	28.0	17.2	62.8%	-	28.0	17.2	62.8%
Armenia	39.6	38.6	2.7%	-	39.6	38.6	2.7%
Ecuador	18.7	16.6	12.4%	-	18.7	16.6	12.4%
Unallocated	6.6	6.5	0.8%	-	6.6	6.5	0.8%
Total consolidated expenses (1) (2)	321.1	264.3	21.5%	14.1	307.0	249.2	23.2%

(1)	Excludes income tax and financial loss
(2)	We account for the results of operations of ECOGAL using the equity method

Costs and Expenses (in US$ million)

	6M23 as reported	6M22 as reported	% Var as reported	IAS 29	6M23 ex IAS 29	6M22 ex IAS 29	% Var ex IAS 29
Cost of Services	529.0	416.6	27.0%	30.6	498.4	383.8	29.9%
Salaries and social security contributions	109.9	96.2	14.2%	-1.3	111.2	95.5	16.4%
Concession fees	93.8	74.8	25.4%	-0.7	94.5	74.1	27.5%
Construction service cost	89.3	41.2	116.5%	-3.2	92.5	44.4	108.5%
Maintenance expenses	62.7	50.7	23.7%	-0.4	63.1	50.0	26.3%
Amortization and depreciation	76.5	73.5	4.0%	36.6	39.9	39.9	-0.1%
Other	96.8	80.2	20.7%	-0.4	97.2	79.9	21.6%
Cost of Services Excluding Construction Service cost	439.7	375.4	17.1%	33.8	405.8	339.4	19.6%
Selling, general and administrative expenses	79.0	60.2	31.1%	-0.2	79.2	58.9	34.4%
Other expenses	1.8	1.6	12.5%	0.0	1.8	1.6	14.6%
Total Costs and Expenses	609.7	478.5	27.4%	30.4	579.4	444.3	30.4%
Total Costs and Expenses Excluding Construction Service cost	520.4	437.2	19.0%	33.6	486.8	399.9	21.7%

Total Expenses Breakdown (in US$ million)

	6M23 as reported	6M22 as reported	% Var as reported	IAS 29	6M23 ex IAS 29	6M22 ex IAS 29	% Var ex IAS 29
Cost of services	529.0	416.6	27.0%	30.6	498.4	383.8	29.9%
SG&A	79.0	60.2	31.1%	-0.2	79.2	58.9	34.4%
Financial loss	88.2	101.4	-13.0%	-291.6	379.8	310.5	22.3%
Inflation adjustment	14.0	-19.6	-171.1%	14.5	-0.5	-3.1	-83.2%
Other expenses	1.8	1.6	12.5%	0.0	1.8	1.6	14.6%
Income tax expense	36.3	-8.0	-552.2%	154.1	-117.8	-107.7	9.3%
Total expenses	748.4	552.2	35.5%	-92.5	840.9	643.9	30.6%

Cost of Services (in US$ million)

	6M23 as reported	6M22 as reported	% Var as reported	IAS 29	6M23 ex IAS 29	6M22 ex IAS 29	% Var ex IAS 29
Cost of Services	529.0	416.6	27.0%	30.6	498.4	383.8	29.9%
Salaries and social security contributions	109.9	96.2	14.2%	-1.3	111.2	95.5	16.4%
Concession fees	93.8	74.8	25.4%	-0.7	94.5	74.1	27.5%
Construction service cost	89.3	41.2	116.5%	-3.2	92.5	44.4	108.5%
Maintenance expenses	62.7	50.7	23.7%	-0.4	63.1	50.0	26.3%
Amortization and depreciation	76.5	73.5	4.0%	36.6	39.9	39.9	-0.1%
Services and fees	30.5	27.9	9.4%	-0.3	30.8	27.8	11.1%
Cost of fuel	48.6	37.6	29.0%	-	48.6	37.6	29.0%
Taxes	1.9	1.9	-0.6%	-0.1	2.0	1.9	3.7%
Office expenses	6.2	4.1	52.0%	-0.1	6.2	4.0	56.2%
Provision for maintenance cost	1.5	1.8	-15.6%	-	1.5	1.8	-15.6%
Others	8.0	6.8	17.8%	0.0	8.0	6.8	18.1%

Selling, General and Administrative Expenses (in US$ million)

	6M23 as reported	6M22 as reported	% Var as reported	IAS 29	6M23 ex IAS 29	6M22 ex IAS 29	% Var ex IAS 29
SG&A	79.0	60.2	31.1%	-0.2	79.2	58.9	34.4%
Taxes	25.5	21.8	16.8%	-0.2	25.7	21.5	19.4%
Salaries and social security contributions	19.1	15.8	20.8%	-0.2	19.2	15.7	22.5%
Services and fees	18.6	18.2	2.7%	0.0	18.7	18.1	2.9%
Office expenses	3.0	1.2	154.8%	-0.1	3.1	1.2	163.1%
Amortization and depreciation	3.2	3.8	-15.8%	0.2	2.9	3.5	-16.8%
Maintenance expenses	1.1	0.9	30.0%	0.0	1.1	0.9	31.3%
Advertising	0.9	0.6	61.3%	0.0	0.9	0.6	62.7%
Insurances	1.4	1.2	18.8%	0.0	1.4	1.2	18.9%
Bad debts recovery	-1.4	-14.9	-90.4%	0.1	-1.5	-15.4	-90.3%
Bad debts	3.2	8.2	-60.8%	0.0	3.2	7.9	-59.6%
Others	4.4	3.7	20.2%	0.0	4.4	3.7	20.2%

Expenses by Segment (in US$ million)

Country	6M23 as reported	6M22 as reported	% Var as reported	IAS 29	6M23 ex IAS 29	6M22 ex IAS 29	% Var ex IAS 29
Argentina	342.8	248.2	38.1%	30.4	312.5	214.0	46.0%
Italy	48.4	53.5	-9.6%	-	48.4	53.5	-9.6%
Brazil	42.0	41.5	1.1%	-	42.0	41.5	1.1%
Uruguay	51.6	31.5	63.9%	-	51.6	31.5	63.9%
Armenia	76.7	59.5	28.8%	-	76.7	59.5	28.8%
Ecuador	36.3	32.3	12.3%	-	36.3	32.3	12.3%
Unallocated	11.9	11.8	0.3%	-	11.9	11.8	0.3%
Total consolidated expenses (1) (2)	609.7	478.5	27.4%	30.4	579.4	444.3	30.4%

(1)	Excludes income tax and financial loss
(2)	We account for the results of operations of ECOGAL using the equity method

Adjusted EBITDA by Segment (in US$ million)

	6M23 as reported	6M22 as reported	% Var as reported	IAS 29	6M23 ex IAS 29	6M22 ex IAS 29	% Var ex IAS 29
Argentina	180.5	138.2	30.7%	0.5	180.0	135.4	33.0%
Italy	12.2	2.4	415.5%	-	12.2	2.4	415.5%
Brazil	19.5	5.3	269.2%	-	19.5	5.3	269.2%
Uruguay	25.6	19.6	30.8%	-	25.6	19.6	30.8%
Armenia	41.6	26.4	57.3%	-	41.6	26.4	57.3%
Ecuador	15.7	13.9	13.2%	-	15.7	13.9	13.2%
Unallocated	-1.8	-3.6	-49.1%	-	-1.8	-3.6	-49.1%
Total segment EBITDA	293.4	202.2	45.1%	0.5	292.9	199.4	46.9%

Adjusted EBITDA Reconciliation to Income from Continuing Operations (in US$ million)

	6M23 as reported	6M22 as reported	% Var as reported	IAS 29	6M23 ex IAS 29	6M22 ex IAS 29	% Var ex IAS 29
Income from Continuing Operations	105.7	87.7	20.6%	49.0	56.6	14.8	282.2%
Financial Income	-30.5	-36.4	-16.4%	37.6	-68.1	-58.5	16.4%
Financial Loss	88.2	101.4	-13.0%	-291.6	379.8	310.5	22.3%
Inflation adjustment	14.0	-19.6	-171.1%	14.5	-0.5	-3.1	-83.2%
Income Tax Expense	36.3	-8.0	-552.2%	154.1	-117.8	-107.7	9.3%
Amortization and Depreciation	79.6	77.3	3.1%	36.8	42.8	43.4	-1.4%
Adjusted EBITDA	293.4	202.2	45.1%	0.5	292.8	199.4	46.9%
Adjusted EBITDA Margin	36.2%	33.9%	235	-	35.9%	33.6%	232
Adjusted EBITDA Margin excluding Construction Service	40.6%	36.3%	424	-	40.4%	36.2%	413

Financial Income / Loss (in US$ million)

	6M23 as reported	6M22 as reported	% Var as reported	IAS 29	6M23 ex IAS 29	6M22 ex IAS 29	% Var ex IAS 29
Financial Income	30.5	36.4	-16.4%	-37.6	68.1	58.5	16.4%
Interest income	25.6	24.0	6.8%	-0.4	26.0	23.6	10.5%
Foreign exchange income	0.5	7.3	-92.7%	-37.3	37.8	29.4	28.4%
Other	4.3	5.2	-17.0%	0.0	4.3	5.5	-21.9%
Inflation adjustment	-14.0	19.6	-171.1%	-14.5	0.5	3.1	-83.2%
Inflation adjustment	-14.0	19.6	-171.1%	-14.5	0.5	3.1	-83.2%
Financial Loss	-88.2	-101.4	-13.0%	291.6	-379.8	-310.5	22.3%
Interest Expenses	-56.2	-101.9	-44.8%	-0.5	-55.7	-100.9	-44.8%
Foreign exchange transaction expenses	26.3	77.7	-66.1%	292.1	-265.8	-132.4	100.8%
Changes in liability for concessions	-54.1	-71.2	-24.0%	-	-54.1	-71.2	-24.0%
Other expenses	-4.3	-6.1	-29.9%	-0	-4.2	-6.1	-31.1%
Financial Loss, Net	-71.8	-45.3	58.4%	239.4	-311.2	-248.9	25.0%

See “Use of Non-IFRS Financial Measures” on page 25.

% Ownership by Concession

Aeropuertos Argentina 2000	Argentina	82.7%
Neuquén	Argentina	75.5%
Bahía Blanca	Argentina	82.6%
Toscana Aeroporti (Florence and Pisa airports)	Italy	46.7%
ICAB (Brasilia Airport)	Brazil	51.0%
ICASGA (Natal Airport)	Brazil	99.9%
Puerta del Sur (Carrasco Airport)	Uruguay	100.0%
CAISA (Punta del Este Airport)	Uruguay	100.0%
AIA (Armenian airports)	Armenia	100.0%
TAGSA (Guayaquil Airport)	Ecuador	50.0%
ECOGAL (Galápagos Airport)	Ecuador	99.9%

Selected Income Statement Data (in US$ million)

	2Q23	2Q22	% Var.	6M23	6M22	% Var.
Argentina
Total Revenue	240.3	181.4	32.5%	468.5	334.3	40.1%
Total Revenue Excluding IFRIC12(1)	195.6	156.7	24.8%	394.5	298.0	32.4%
Operating Income	65.6	51.5	27.2%	135.4	93.5	44.8%
Net Income	75.6	99.7	-24.2%	113.9	159.9	-28.7%
Adjusted Segment EBITDA	88.9	74.0	20.2%	180.5	138.2	30.7%
Adjusted Segment EBITDA Mg	37.0%	40.8%	-378	38.5%	41.3%	-279
Adjusted EBITDA Margin excluding IFRIC	45.4%	47.2%	-173	45.7%	46.3%	-61
Italy
Total Revenue	33.9	33.6	1.0%	54.8	50.5	8.5%
Total Revenue Excluding IFRIC12(1)	29.6	31.7	-6.8%	49.4	47.2	4.7%
Operating Income	7.8	3.1	152.2%	6.9	-3.1	-325.1%
Net Income	4.0	1.2	227.3%	2.1	-4.2	-149.7%
Adjusted Segment EBITDA	10.4	5.6	86.9%	12.2	2.4	415.5%
Adjusted Segment EBITDA Mg	30.8%	16.6%	1414	22.2%	4.7%	1754
Adjusted EBITDA Margin excluding IFRIC	30.2%	16.8%	1339	20.8%	3.7%	1708
Brazil
Total Revenue	27.3	20.5	32.7%	51.9	41.3	25.7%
Operating Income	8.6	-0.9	-1051.2%	13.7	-0.3	-4155.3%
Net Income	-15.9	-40.9	-61.2%	-47.9	-86.5	-44.7%
Adjusted segment EBITDA	11.6	1.9	499.7%	19.5	5.3	269.2%
Adjusted Segment EBITDA Mg	42.4%	9.4%	3300	37.6%	12.8%	2480
Uruguay
Total Revenue	36.1	23.3	54.7%	74.1	47.9	54.5%
Total Revenue Excluding IFRIC12(1)	28.9	22.1	30.5%	63.7	46.1	38.2%
Operating Income	7.5	5.8	29.8%	21.3	15.8	35.1%
Net Income	7.1	4.3	65.4%	20.3	12.3	65.1%
Adjusted Segment EBITDA	9.5	7.6	25.4%	25.6	19.6	30.8%
Adjusted Segment EBITDA Mg	26.4%	32.6%	-619	34.6%	40.9%	-628
Adjusted EBITDA Margin excluding IFRIC	33.0%	34.4%	-135	40.2%	42.5%	-227

	2Q23	2Q22	% Var.	6M23	6M22	% Var.
Ecuador
Total Revenue	25.9	23.0	12.5%	50.4	44.4	13.5%
Total Revenue Excluding IFRIC12(1)	25.9	23.0	12.5%	50.3	44.4	13.5%
Operating Income	6.5	5.7	12.6%	12.5	10.7	17.0%
Net Income	5.9	5.1	15.4%	11.3	9.4	20.7%
Adjusted Segment EBITDA	8.1	7.3	10.0%	15.7	13.9	13.2%
Adjusted Segment EBITDA Mg	31.2%	31.9%	-71	31.3%	31.4%	-8
Adjusted EBITDA Margin excluding IFRIC	31.2%	31.9%	-70	31.3%	31.4%	-8
Armenia
Total Revenue	59.1	50.7	16.6%	109.4	77.8	40.6%
Total Revenue Excluding IFRIC12(1)	58.1	50.5	15.1%	107.8	77.3	39.4%
Operating Income	19.6	12.1	61.6%	31.8	18.3	73.8%
Net Income	14.8	9.0	64.6%	23.9	12.2	96.2%
Adjusted Segment EBITDA	24.5	16.3	49.6%	41.6	26.4	57.3%
Adjusted Segment EBITDA Mg	41.4%	32.3%	913	38.0%	34.0%	404
Adjusted EBITDA Margin excluding IFRIC	42.1%	32.4%	968	38.5%	34.2%	436
Unallocated
Total revenue	0.2	0.1	21.1%	0.3	0.3	30.2%
Operating Income	-5.0	-5.2	-4.4%	-7.8	-9.4	-17.4%
Net Income	-10.6	-6.8	55.7%	-18.0	-15.4	16.9%
Adjusted segment EBITDA	-2.0	-2.2	-7.4%	-1.8	-3.6	-49.1%
Adjusted Segment EBITDA Mg	N/A	N/A	N/A	N/A	#N/A	N/A

1 Excludes Construction Service revenue.

2 Excludes the effect of IFRIC 12 with respect to the construction or improvements to assets under the concession.

3 Starting in 3Q18, reported numbers are presented applying Hyperinflation accounting for our Argentinean subsidiaries, in accordance with IAS 29, as explained above. Please refer to Review of Segments – Argentina to see the effect of this rule in our Argentinean subsidiaries.

Operating Statistics by Airport: Traffic, Cargo and Aircraft Movements

	Domestic Passenger Traffic (in thousands)			International Passenger Traffic (in thousands)			Transit Passengers (in thousands)			Total Passenger Traffic (in thousands)			Cargo volume (in tons)			Aircraft movements
	2Q'23	2Q'22	% Var.	2Q'23	2Q'22	% Var.	2Q'23	2Q'22	% Var.	2Q'23	2Q'22	% Var.	2Q'23	2Q'22	% Var.	2Q'23	2Q'22	% Var.
Argentina
Aeroparque	2,883	2,273	26.8%	718	541	32.5%	240	182	31.5%	3,841	2,997	28.2%	410	573	-28.5%	31,856	24,664	29.2%
Bariloche	459	357	28.8%	3	0	-	1	1	-	463	358	29.5%	-	-	-	3,454	2,786	24.0%
Catamarca	21	15	41.2%	-	0	-	2	0	-	22	15	51.3%	12	16	-20.5%	723	642	12.6%
C. Rivadavia	146	110	32.8%	-	-	-	2	1	-	148	111	33.3%	133	139	-4.0%	1,949	1,527	27.6%
Córdoba	617	447	38.0%	124	68	83.1%	4	8	-45.3%	745	522	42.7%	431	363	18.6%	6,972	5,555	25.5%
El Palomar	-	1	-	-	0	-	-	-	-	-	1	-	-	-	-	1,044	935	11.7%
Esquel	16	16	0.1%	-	0	-	-	0	-	16	16	-0.8%	-	-	-	279	241	15.8%
Ezeiza	615	323	90.5%	1,632	1,256	29.9%	51	38	35.8%	2,299	1,617	42.2%	44,764	45,123	-0.8%	16,228	11,452	41.7%
Formosa	24	23	6.3%	-	0	-	-	-	-	24	23	6.2%	17	11	51.4%	423	467	-9.4%
General Pico	-	0	-	-	-	-	-	0	-	-	0	-	-	-	-	198	150	32.0%
Iguazú	405	283	43.1%	-	0	-	0	1	-	405	284	42.9%	-	-	-	2,976	2,290	30.0%
Jujuy	149	115	29.1%	-	0	-	2	0	-	151	115	31.1%	-	13	-	1,382	1,087	27.1%
La Rioja	22	17	30.4%	-	0	-	3	0	-	24	17	44.2%	10	15	-35.7%	611	550	11.1%
Malargüe	0	0	-	-	-	-	0	0	-	0	0	-	-	-	-	124	176	-29.5%
Mar del Plata	57	47	21.0%	-	0	-	2	2	31.8%	60	49	21.3%	-	18	-	1,534	1,252	22.5%
Mendoza	485	336	44.3%	117	56	108.1%	4	6	-37.8%	606	398	52.1%	108	105	2.7%	5,484	3,965	38.3%
Paraná	15	10	49.3%	0	0	-	-	0	-	15	10	52.2%	-	-	-	1,034	818	26.4%
Posadas	110	72	54.0%	-	0	-	0	0	-	110	72	53.3%	22	24	-6.9%	1,195	946	26.3%
Pto Madryn	39	16	135.6%	-	-	-	-	0	-	39	17	130.9%	8	2	308.4%	319	215	48.4%
Reconquista	0	0	-	-	-	-	-	0	-	0	0	-	-	-	-	727	846	-14.1%
Resistencia	26	57	-54.6%	-	0	-	0	2	-	26	58	-55.1%	15	48	-69.8%	369	811	-54.5%
Río Cuarto	8	6	25.5%	-	-	-	-	2	-	8	9	-8.1%	3	4	-29.7%	200	262	-23.7%
Río Gallegos	59	48	22.2%	-	-	-	3	1	-	61	49	25.1%	55	71	-22.5%	1,321	944	39.9%
Río Grande	36	32	14.8%	-	-	-	0	0	-	37	32	14.5%	796	71	1024.9%	681	806	-15.5%

	Domestic Passenger Traffic (in thousands)			International Passenger Traffic (in thousands)			Transit Passengers (in thousands)			Total Passenger Traffic (in thousands)			Cargo volume (in tons)			Aircraft movements
	2Q'23	2Q'22	% Var.	2Q'23	2Q'22	% Var.	2Q'23	2Q'22	% Var.	2Q'23	2Q'22	% Var.	2Q'23	2Q'22	% Var.	2Q'23	2Q'22	% Var.
Salta	385	296	30.2%	2	0	-	1	1	-12.6%	388	297	30.5%	43	50	-14.9%	4,063	3,015	34.8%
San Fernando	-	7	-	-	5	-	-	-	-	-	12	-	-	-	-	15,093	15,867	-4.9%
San Juan	57	51	12.6%	-	0	-	0	0	-	58	51	12.9%	-	-	-	718	637	12.7%
San Luis	18	19	-4.8%	-	-	-	-	-	-	18	19	-4.8%	104	69	51.6%	788	723	9.0%
San Rafael	13	12	7.0%	-	-	-	-	-	-	13	12	7.0%	-	-	-	1,682	1,267	32.8%
Santa Rosa	13	11	20.7%	-	-	-	-	1	-	13	12	9.1%	-	-	-	770	772	-0.3%
Santiago del Estero	62	45	36.6%	-	-	-	-	0	-	62	45	36.6%	17	20	-16.8%	1,234	808	52.7%
Tucumán	215	169	27.2%	-	0	-	0	0	-	215	169	27.0%	-	350	-	1,982	1,492	32.8%
Viedma	9	9	-3.3%	-	-	-	2	2	-23.7%	10	11	-7.0%	-	-	-	287	281	2.1%
Villa Mercedes	-	0	-	-	-	-	-	0	-	-	0	-	-	-	-	667	615	8.5%
Termas de Río Hondo	5	7	-27.6%	-	-	-	-	-	-	5	7	-27.6%	-	1	-	168	192	-12.5%
Bahía Blanca	70	50	40.2%	-	-	-	3	1	-	74	51	44.4%	42	41	0.7%	994	807	23.2%
Neuquén	300	204	47.2%	0	0	-	4	7	-50.5%	304	211	43.8%	78	62	25.8%	3,257	2,755	18.2%
Total Argentina	7,341	5,484	33.9%	2,597	1,928	34.7%	325	258	25.9%	10,262	7,670	33.8%	47,065	47,187	-0.3%	112,786	92,618	21.8%

Italy
Pisa	353	405	-12.8%	1,085	920	18.0%	2	1	-	1,440	1,325	8.7%	3,335	3,673	-9.2%	11,151	10,935	2.0%
Florence	117	36	223.4%	757	631	19.9%	0	0	-	873	667	30.9%	39	16	136.6%	11,371	9,400	21.0%
Total Italy	470	441	6.5%	1,842	1,551	18.8%	2	1	-	2,314	1,993	16.1%	3,374	3,689	-8.5%	22,522	20,335	10.8%

Brazil
Brasilia	2,197	1,907	15.2%	142	94	50.8%	1,294	813	59.2%	3,633	2,814	29.1%	13,639	12,813	6.5%	36,925	29,463	25.3%
Natal	467	434	7.7%	20	15	37.6%	2	11	-82.6%	489	459	6.5%	1,848	1,411	31.0%	4,019	4,023	-0.1%
Total Brazil	2,664	2,341	13.8%	162	109	49.1%	1,296	823	57.4%	4,122	3,273	25.9%	15,487	14,224	8.9%	40,944	33,486	22.3%

Uruguay
Carrasco (1)	0	0	-	409	303	35.0%	5	2	145.1%	414	305	35.7%	8,969	10,018	-10.5%	5,268	4,273	23.3%

	Domestic Passenger Traffic (in thousands)			International Passenger Traffic (in thousands)			Transit Passengers (in thousands)			Total Passenger Traffic (in thousands)			Cargo volume (in tons)			Aircraft movements
	2Q'23	2Q'22	% Var.	2Q'23	2Q'22	% Var.	2Q'23	2Q'22	% Var.	2Q'23	2Q'22	% Var.	2Q'23	2Q'22	% Var.	2Q'23	2Q'22	% Var.
Punta del Este	0	0	-	19	20	-4.7%	-	-	-	19	20	-4.8%	-	-	-	2,108	1,982	6.4%
Total Uruguay	0	0	-	427	322	32.6%	5	2	145.1%	433	325	33.3%	8,969	10,018	-10.5%	7,376	6,255	17.9%

Ecuador
Guayaquil	527	408	29.4%	547	505	8.2%	17	17	-0.6%	1,091	930	17.3%	6,474	7,298	-11.3%	18,236	18,935	-3.7%
Galápagos	152	127	20.0%	-	-	-	-	-	-	152	127	20.0%	1,545	1,112	38.9%	1,789	1,419	26.1%
Total Ecuador	680	534	27.2%	547	505	8.2%	17	17	-0.6%	1,243	1,057	17.6%	8,019	8,411	-4.7%	20,025	20,354	-1.6%

Armenia
Zvartnots	-	-	-	1,332	776	71.8%	-	-	-	1,332	776	71.8%	7,863	4,389	79.1%	11,109	8,075	37.6%
Shirak	-	-	-	21	9	137.5%	-	-	-	21	9	137.5%	-	-	-	122	94	29.8%
Total Armenia	-	-	-	1,353	785	72.5%	-	-	-	1,353	785	72.5%	7,863	4,389	79.1%	11,231	8,169	37.5%
Total CAAP	11,155	8,801	27%	6,928	5,200	33%	1,645	1,101	49%	19,728	15,102	31%	90,776	87,918	3%	214,884	181,217	19%

1)	Cargo volumes in Uruguay were rectified from January to June 2020, to reflect all cargo passing through the cargo terminal, instead of air cargo only.

Operating Statistics by Airport: Traffic, Cargo and Aircraft Movements (2023 vs. 2022)

	Domestic Passenger Traffic (in thousands)			International Passenger Traffic (in thousands)			Transit Passengers (in thousands)			Total Passenger Traffic (in thousands)			Cargo Volume (in tons)(3)			Aircraft Movements
	YTD-23	YTD -22	% Var.	YTD-23	YTD -22	% Var.	YTD-23	YTD -22	% Var.	YTD-23	YTD -22	% Var.	YTD-23	YTD -22	% Var.	YTD-23	YTD -22	% Var.
Argentina
Aeroparque	5,530	4,398	25.7%	1,488	981	51.7%	466	335	39.1%	7,484	5,714	31.0%	732	855	-14.4%	61,895	46,777	32.3%
Bariloche	1,033	886	16.6%	16	0	-	3	4	-24.1%	1,052	890	18.2%	-	-	-	8,064	6,838	17.9%
Catamarca	35	28	28.7%	-	0	-	3	1	-	38	28	36.3%	27	29	-4.9%	1,303	1,140	14.3%
C. Rivadavia	266	190	40.4%	0	0	-	4	1	274.8%	270	191	41.7%	210	284	-26.0%	3,522	2,756	27.8%
Córdoba	1,126	818	37.7%	252	136	85.8%	10	9	5.4%	1,388	963	44.2%	700	598	17.0%	13,427	9,841	36.4%
El Palomar	0	1	-	-	0	-	-	-	-	0	1	-	-	-	-	1,910	1,518	25.8%
Esquel	40	38	4.3%	0	0	-	0	0	-	40	39	3.8%	-	-	-	602	637	-5.5%
Ezeiza(1)	1,348	717	88.0%	3,578	2,316	54.5%	119	65	83.6%	5,045	3,098	62.8%	86,678	86,987	-0.4%	34,218	22,189	54.2%
Formosa	48	39	23.6%	0	0	-	-	-	-	48	39	23.6%	23	14	59.8%	793	797	-0.5%
General Pico	-	0	-	-	-	-	-	0	-	-	0	-	-	-	-	365	400	-8.8%
Iguazú	757	510	48.3%	0	0	-	1	2	-	758	513	47.8%	-	-	-	5,666	4,092	38.5%
Jujuy	293	213	37.8%	0	0	-	4	0	-	297	213	39.4%	29	35	-17.1%	2,698	2,031	32.8%
La Rioja	39	29	33.0%	-	0	-	4	0	-	43	30	44.8%	22	50	-56.1%	1,099	965	13.9%
Malargüe	0	1	-	-	-	-	0	0	-	1	1	-	-	-	-	329	416	-20.9%
Mar del Plata	162	149	9.4%	0	0	-	4	3	26.6%	167	152	9.8%	0	34	-	3,954	3,156	25.3%
Mendoza	892	635	40.5%	233	108	115.1%	8	11	-26.0%	1,133	754	50.2%	235	219	7.7%	10,517	7,299	44.1%
Paraná	24	15	55.6%	0	0	-	0	0	-	24	15	57.4%	-	-	-	1,840	1,456	26.4%
Posadas	208	141	48.0%	0	0	-	0	0	-	209	141	47.7%	43	33	32.4%	2,320	1,848	25.5%
Pto Madryn	88	32	175.0%	-	-	-	0	0	-	88	32	172.4%	17	4	373.7%	730	458	59.4%
Reconquista	0	0	-	-	-	-	-	0	-	0	0	-	-	-	-	1,392	1,501	-7.3%
Resistencia	71	94	-24.6%	0	0	-	2	3	-44.5%	72	97	-25.3%	54	69	-21.7%	1,123	1,368	-17.9%
Río Cuarto	14	11	23.6%	-	-	-	0	5	-	14	17	-14.3%	3	6	-45.2%	399	510	-21.8%
Río Gallegos	115	93	23.2%	0	-	-	5	2	102.2%	120	96	25.2%	126	104	21.2%	2,502	1,793	39.5%
Río Grande	72	60	20.3%	0	-	-	1	1	-	73	61	19.8%	827	95	769.4%	1,253	1,297	-3.4%
Salta	715	563	27.0%	5	0	-	2	2	46.4%	722	565	27.8%	122	132	-7.6%	7,856	5,480	43.4%

	Domestic Passenger Traffic (in thousands)			International Passenger Traffic (in thousands)			Transit Passengers (in thousands)			Total Passenger Traffic (in thousands)			Cargo Volume (in tons)(3)			Aircraft Movements
	YTD-23	YTD -22	% Var.	YTD-23	YTD -22	% Var.	YTD-23	YTD -22	% Var.	YTD-23	YTD -22	% Var.	YTD-23	YTD -22	% Var.	YTD-23	YTD -22	% Var.
San Fernando	4	12	-64.1%	7	11	-37.6%	-	-	-	11	23	-51.7%	-	-	-	30,391	28,700	5.9%
San Juan	100	88	13.0%	0	0	-	0	0	-	100	89	12.8%	-	-	-	1,337	1,251	6.9%
San Luis	34	35	-3.7%	0	-	-	-	-	-	34	35	-3.7%	185	135	37.5%	1,508	1,087	38.7%
San Rafael	18	27	-32.8%	-	-	-	-	0	-	18	28	-32.9%	-	-	-	2,178	2,481	-12.2%
Santa Rosa	26	19	37.4%	-	-	-	0	3	-	26	22	18.9%	-	-	-	1,647	1,495	10.2%
Santiago del Estero	117	74	58.0%	0	-	-	0	0	-	117	74	58.3%	35	105	-66.7%	2,222	1,364	62.9%
Tucumán	419	319	31.2%	0	0	-	1	1	-	420	320	31.1%	340	350	-3.0%	3,958	2,794	41.7%
Viedma	19	17	9.2%	-	-	-	3	4	-38.0%	22	22	-0.2%	-	-	-	590	570	3.5%
Villa Mercedes	0	0	-	-	-	-	-	1	-	0	1	-	-	-	-	1,033	1,336	-22.7%
Termas de Río Hondo	11	13	-17.2%	0	-	-	0	-	-	11	13	-16.5%	-	2	-	315	282	11.7%
Bahía Blanca	128	82	54.7%	-	-	-	8	2	336.0%	135	84	60.7%	105	71	47.3%	1,966	1,561	25.9%
Neuquén	544	364	49.4%	0	0	-	8	11	-31.0%	552	376	47.0%	171	108	58.3%	6,219	5,240	18.7%
Total Argentina	14,297	10,713	33.5%	5,580	3,554	57.0%	655	468	40.1%	20,531	14,734	39.3%	90,687	90,320	0.4%	223,141	174,724	27.7%

Italy
Pisa	638	676	-5.6%	1,618	1,220	32.6%	2	1	-	2,259	1,897	19.1%	6,653	7,517	-11.5%	17,601	16,717	5.3%
Florence	160	45	257.2%	1,191	853	39.5%	0	0	-	1,351	898	50.4%	83	81	2.1%	17,441	13,689	27.4%
Total Italy	798	721	10.8%	2,809	2,074	35.5%	2	1	134.9%	3,610	2,795	29.1%	6,735	7,598	-11.4%	35,042	30,406	15.2%

Brazil
Natal	1,098	1,013	8.4%	39	25	59.2%	6	28	-79.8%	1,143	1,066	7.3%	3,811	2,664	43.1%	8,982	8,606	4.4%
Brasilia (2)	4,193	3,877	8.2%	258	144	79.0%	2,779	2,029	36.9%	7,229	6,049	19.5%	27,722	25,518	8.6%	70,672	58,563	20.7%
Total Brazil	5,291	4,890	8.2%	297	169	76.1%	2,784	2,057	35.4%	8,372	7,115	17.7%	31,534	28,182	11.9%	79,654	67,169	18.6%

Uruguay
Carrasco	1	1	-	847	577	46.8%	6	3	79.1%	855	581	47.0%	15,950	17,041	-6.4%	10,134	7,997	26.7%
Punta del Este	0	0	-	75	67	12.1%	-	-	-	75	67	12.2%	-	-	-	6,423	5,858	9.6%

	Domestic Passenger Traffic (in thousands)			International Passenger Traffic (in thousands)			Transit Passengers (in thousands)			Total Passenger Traffic (in thousands)			Cargo Volume (in tons)(3)			Aircraft Movements
	YTD-23	YTD -22	% Var.	YTD-23	YTD -22	% Var.	YTD-23	YTD -22	% Var.	YTD-23	YTD -22	% Var.	YTD-23	YTD -22	% Var.	YTD-23	YTD -22	% Var.
Total Uruguay	2	1	-	922	644	43.2%	6	3	79.1%	930	648	43.5%	15,950	17,041	-6.4%	16,557	13,855	19.5%

Ecuador
Guayaquil	1,001	719	39.2%	1,059	942	12.4%	34	35	-2.3%	2,095	1,697	23.5%	13,120	15,569	-15.7%	36,208	35,321	2.5%
Galápagos	290	233	24.8%	-	-	-	-	-	-	290	233	24.8%	2,813	2,085	34.9%	3,469	2,797	24.0%
Total Ecuador	1,292	952	35.7%	1,059	942	12.4%	34	35	-2.3%	2,385	1,929	23.6%	15,934	17,654	-9.7%	39,677	38,118	4.1%

Armenia
Zvartnots	-	-	-	2,359	1,323	78.3%	-	-	-	2,359	1,323	78.3%	15,101	8,078	86.9%	20,411	13,046	56.5%
Shirak	-	-	-	40	33	22.2%	-	-	-	40	33	22.2%	-	-	-	236	274	-13.9%
Total Armenia	-	-	-	2,399	1,355	77.0%	-	-	-	2,399	1,355	77.0%	15,101	8,078	86.9%	20,647	13,320	55.0%
Total CAAP	21,679	17,276	25%	13,065	8,737	50%	3,482	2,564	36%	38,226	28,577	34%	175,941	168,874	4%	414,718	337,592	23%

(1)	Note that preliminary passenger traffic figures for January 2020 for Ezeiza Airport, in Argentina, were adjusted to include additional inbound passengers not accounted for in the initial count, for an average of approximately 5% of total passenger traffic at Ezeiza Airport and 1% of total traffic at CAAP, during that period. Importantly, inbound traffic does not affect revenues, as tariffs are applicable on departure passengers.

(2)	Preliminary data on 1,256 flights in January 2020 at Brasilia Airport, due to delays in the submission of information by third parties.

(3)	Cargo volumes in Uruguay were rectified from January to June 2020, to reflect all cargo passing through the cargo terminal, instead of air cargo only.

Income Statement (in US$ thousands)

	2Q23	2Q22	% Var.	6M23	6M22	% Var.
Continuing operations
Revenue	422,718	332,656	27.1%	809,399	596,530	35.7%
Cost of services	-279,973	-234,902	19.2%	-528,965	-416,627	27.0%
Gross profit	142,745	97,754	46.0%	280,434	179,903	55.9%
Selling, general and administrative expenses	-40,162	-28,638	40.2%	-78,966	-60,244	31.1%
Impairment loss of non-financial assets	-	-6	-	-47	-6	683.3%
Other operating income	8,846	3,707	138.6%	14,157	7,404	91.2%
Other operating expenses	-987	-729	35.4%	-1,742	-1,584	10.0%
Operating income	110,442	72,088	53.2%	213,836	125,473	70.4%
Share of loss in associates	-88	-293	-70.0%	-89	-546	-83.7%
Income before financial results and income tax	110,354	71,795	53.7%	213,747	124,927	71.1%
Financial income	18,065	25,766	-29.9%	30,475	36,447	-16.4%
Financial loss	-38,429	-44,838	-14.3%	-88,250	-101,389	-13.0%
Inflation adjustment	-10,810	5,117	-311.3%	-13,976	19,649	-171.1%
Income before income tax	79,180	57,840	36.9%	141,996	79,634	78.3%
Income tax	1,641	13,764	-88.1%	-36,319	8,033	-552.1%
Income for the period	80,821	71,604	12.9%	105,677	87,667	20.5%
Attributable to:
Owners of the parent	69,775	69,855	-0.1%	102,098	97,650	4.6%
Non-controlling interest	11,046	1,749	531.6%	3,579	-9,983	-135.9%

Balance Sheet (in US$ thousands)

	Jun 30, 2023	Dec 31, 2022
ASSETS
Non-current assets
Intangible assets, net	3,123,276	2,960,002
Property, plant and equipment, net	75,411	74,742
Right-of-use asset	7,617	9,192
Investments in associates	1,935	1,911
Other financial assets at fair value through profit or loss	3,219	3,160
Other financial assets at amortized cost	3,840	3,764
Derivative financial instruments	68	67
Deferred tax assets	61,479	54,882
Inventories	265	254
Other receivables	71,522	78,765
Trade receivables	1,234	1,581
Total non-current assets	3,349,866	3,188,320
Current assets
Inventories	12,288	15,765
Other financial assets at fair value through profit or loss	11,249	12,792
Other financial assets at amortized cost	52,047	53,905
Other receivables	56,116	57,800
Current tax assets	5,556	10,852
Trade receivables	120,845	111,089
Cash and cash equivalents	448,496	385,265
Total current assets	706,597	647,468
Total assets	4,056,463	3,835,788
EQUITY
Share capital	163,223	163,223
Share premium	183,430	183,430
Treasury shares	(4,438)	(4,600)
Free distributable reserve	378,910	378,910
Non-distributable reserve	1,358,028	1,358,028
Currency translation adjustment	(228,068)	(251,145)
Legal reserves	3,676	1,081
Other reserves	(1,314,003)	(1,314,025)
Retained earnings	301,094	201,193
Total attributable to owners of the parent	841,852	716,095
Non-controlling interests	139,734	146,274
Total equity	981,586	862,369
LIABILITIES
Non-current liabilities
Borrowings	1,065,538	1,287,421
Deferred tax liabilities	266,447	232,458
Other liabilities	875,669	768,383
Lease liabilities	5,738	5,531

	Jun 30, 2023	Dec 31, 2022
Trade payables	3,201	3,307
Total non-current liabilities	2,216,593	2,297,100
Current liabilities
Borrowings	390,646	178,016
Other liabilities	342,002	357,078
Lease liabilities	2,056	3,278
Derivative financial instruments liabilities	-	51
Current tax liabilities	8,161	13,794
Trade payables	115,419	124,102
Total current liabilities	858,284	676,319
Total liabilities	3,074,877	2,973,419
Total equity and liabilities	4,056,463	3,835,788

Statement of Cash Flow (in US$ thousands)

	Jun 30, 2023	Jun 30, 2022
Cash flows from operating activities
Income for the period from continuing operations	105,677	87,667
Adjustments for:
Amortization and depreciation	90,024	86,988
Deferred income tax	20,669	(18,520)
Current income tax	15,650	10,487
Share of loss in associates	89	546
Impairment loss of non-financial assets	47	6
Loss on disposals of property, plant and equipment and intangible assets	13	125
Unpaid concession fees	35,891	28,373
Low value, short term and variable lease payments	(1,707)	(726)
Changes in liability for concessions	54,095	71,164
Share-based compensation expenses	580	341
Collection of government grants	383	10,020
Interest expense	56,207	101,851
Other financial results, net	(20,864)	(23,212)
Net foreign exchange	(26,842)	(84,963)
Other accruals	732	(7,744)
Inflation adjustment	9,749	13,580
Government grants	(3,550)	571
Acquisition of Intangible assets	(96,774)	(45,697)
Income tax paid	(16,070)	(16,649)
Changes in working capital	(52,345)	(106,619)
Net cash provided by operating activities	171,654	107,589
Cash flows from investing activities
Cash contribution in associates	(100)	(257)
Acquisition of other financial assets	(38,594)	(126,086)
Disposals of other financial assets	45,092	95,468
Acquisition of property, plant and equipment	(4,921)	(3,713)
Acquisition of intangible assets	(373)	(412)
Proceeds from property, plant and equipment	14	201
Other	248	272
Net cash provided by (used in) investing activities	1,366	(34,527)
Net cash used in discontinued investing activities	-	(6,100)
Cash flows from financing activities
Loans obtained	72,711	268,772
Guarantee deposit	(305)	(401)
Principal elements of lease payments	(2,161)	(2,155)
Loans repaid	(102,469)	(173,733)
Interest paid	(53,603)	(60,097)
Debt renegotiation expenses capitalization	-	(1,578)
Dividends paid to non-controlling interests in subsidiaries	(7,828)	(6,499)
Redemption of preferred shares	-	(97,955)
Other	-	6
Net cash used in financing activities	(93,655)	(73,640)

Increase (decrease) in cash and cash equivalents from continuing operations	79,365	(578)
Decrease in cash and cash equivalents from discontinued operations	-	(6,100)

Movements in cash and cash equivalents
At the beginning of the period	385,265	375,783
Effect of exchange rate changes and inflation adjustment on cash and cash equivalents	(16,134)	(34,190)
Increase (decrease) in cash and cash equivalents from continuing operations	79,365	(578)
Decrease in cash and cash equivalents from discontinued operations	-	(6,100)
At the end of the period	448,496	334,915